08052341

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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AMENDMENT NO. 1 TO FORM 1-A

REGULATION A OFFERING STATEMENT
UNDER THE SECURITIES ACT OF 1933

Received SEC
JUL 1 5 2008
Washington, DC 20549

Web 2.0 Multimedia, Corp.
(Exact name of issuer as specified in its charter)

NEVADA
(State or other jurisdiction of incorporation or organization)

450 Dynacraft
Las Vegas, NV 89148
(702) 340-0624
(Address, including zip code, and telephone number,
including area code of issuer's principal executive office)

Greg Marlin
58 Stewart St #201
Toronto, Ontario M5V 1H6
(647) 284-9094
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

PROCESSED
JUL 1 8 2008
THOMSON REUTERS

7373
(Primary standard Industrial Classification Code Number)

(I.R.S. Employer Identification Number)

The following delaying notation is optional, but see Rule 252(g) before omitting it:

This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

PART 1 - NOTIFICATION

The information requested shall be provided in the order which follows specifying each item number; the text of each item as presented in this form may be omitted. All items shall be addressed and negative responses should be included.

ITEM 1. Significant Parties

List the full names and business and residential addresses, as applicable, for the following persons:

(a) the issuer's directors; Greg Marlin residential address (if different than business)

Director	Business Address	Residential Address
Greg Marlin	450 Dynacraft Las Vegas, NV 89148	58 Stewart #201 Toronto, Ontario M5V 1H6

(b) the issuer's officers; Greg Marlin

Officer	Business Address	Residential Address
Greg Marlin Chairman, President and Treasurer	450 Dynacraft Las Vegas, NV 89148	58 Stewart #201 Toronto, Ontario M5V 1H6

(c) the issuer's general partners; **Not applicable**

(d) record owners of 5 percent or more of any class of the issuer's equity securities;

Record Owner	Business Address	Residential Address
Greg Marlin Chairman, President and Treasurer	450 Dynacraft Las Vegas, NV 89148	58 Stewart #201 Toronto, Ontario M5V 1H6
David Penny	Pelican House, James Street, Grand Turk, Turks and Caicos Islands.	

* Greg Marlin owns 100,000 shares in the company as a founder. The remaining 11,000,000 outstanding shares were issued to VUPIO Partners Global Corporation Limited which is beneficially owned 50%/50% by TNP Ltd, and Mercurio & Glueckschwein Ltd, with each company holding half or 5,500,000 shares. The ownership structure of these companies is split in half (50%/50%), between Greg Marlin, and David Penny.

(e) beneficial owners of 5 percent or more of any class of the issuer's equity securities;

Record Owner	Business Address	Residential Address
Greg Marlin Chairman, President and Treasurer	450 Dynacraft Las Vegas, NV 89148	58 Stewart #201 Toronto, Ontario M5V 1H6
David Penny	Pelican House, James Street, Grand Turk, Turks and Caicos Islands.	

* Greg Marlin owns 100,000 shares in the company as a founder. The remaining 11,000,000 outstanding shares were issued to VUPIO Partners Global Corporation Limited which is beneficially owned 50%/50% by TNP Ltd, and Mercurio &

Glueckschwein Ltd, with each company holding half or 5,500,000 shares. The ownership structure of these companies is split in half (50%/50%), between Greg Marlin, and David Penny.

(f) promoters of the issuer; is there one?

Record Owner	Business Address	Residential Address
Greg Marlin Chairman, President and Treasurer	450 Dynacraft Las Vegas, NV 89148	58 Stewart #201 Toronto, Ontario M5V 1H6

(g) affiliates of the issuer;

Record Owner	Business Address	Residential Address
Greg Marlin Chairman, President and Treasurer	450 Dynacraft Las Vegas, NV 89148	58 Stewart #201 Toronto, Ontario M5V 1H6

(h) counsel to the issuer with respect to the proposed offering;

Counsel	Business Address	Residential Address
Anslow & Jaclin, LLP	195 Route 9 South, Suite 204 Manalapan NJ, 07726	

(i) each underwriter with respect to the proposed offering; **Not applicable.**

(j) the underwriter's directors; **Not applicable.**

(k) the underwriter's officers; **Not applicable.**

(1) the underwriter's general partners; and **Not applicable.**

(m) counsel to the underwriter. **Not applicable.**

ITEM 2. Application of Rule 262

(a) State whether any of the persons identified in response to Item 1 are subject to any of the disqualification provisions set forth in Rule *262*. ***None.***

(b) If any such person is subject to these provisions, provide a full description including pertinent names, dates and other details, as well as whether or not an application has been made pursuant to Rule 262 for a waiver of such disqualification and whether or not such application has been granted or denied. **Not Applicable.**

ITEM 3. Affiliate Sales

The proposed offering does not involve the resale of securities by any affiliate of the issuer.

ITEM 4. Jurisdictions in Which Securities Are to be Offered

(a) The securities will not be offered by underwriters, dealers or sales persons in any jurisdiction. The issuer will sell the Securities.

(b) The securities offered will be offered directly by the issuer primarily through direct solicitation. The securities will be offered initially in Florida, New York, Maryland, Texas and Colorado. Subject to the results of the offering in such initial jurisdictions, the securities may subsequently be offered in additional states.

The Company may also solicit invitations through direct e-mail, but in each case these direct e-mail solicitations will refer the recipient to the World Wide Web site so that it will effectively be impossible to subscribe to the shares unless the subscriber has at least seen the prospectus or offering circular on the web site.

Prospective purchasers will also have the option of receiving a paper prospectus or offering circular in the mail, if they so choose.

The Company may send a mailing to its regular customers and other relationships. These direct mail solicitations, if they occur, will refer prospective purchasers to the web site.

ITEM 5. Unregistered Securities Issued or Sold Within One Year

(a) As to any unregistered securities issued by the issuer or any of its predecessors or affiliated issuers within one year prior to the filing of this Form 1-A, state:

(1) Unregistered securities have been issued by Web 2.0 Multimedia Corp. within one year prior to the filing of this notification

(2) 11,100,000 shares of the Common Stock of the Issuer have been issued without registration during the year prior to the filing of this notification.

(3) the aggregate offering price or other consideration for which they were issued and basis for computing the amount thereof; The securities were issued without registration within the last year by the issuer in exchange for payment of services, and for assets as included in Exhibit No. 4.

(4) the names and identities of the persons to whom the securities were issued. The securities issued without registration within the last year by the issuer as follows:

- Jan. 16/07 - 100,000 shares issued to Greg Marlin in exchange for services in connection with the initial incorporation of the company, such as executing forms and filing incorporation documents. The preparation of these documents took one hour for $100 worth of common stock in return.
- Jan. 31/07 – in connection of the related party transaction, the following shares were issued in exchange for assets: 11,000,000 shares issued to T&P Ltd., and Mercurior Glueckschwein Ltd.

The unregistered securities were issued to accredited investors who were either officers or directors of the Company or who had performed services for the Company. Neither the Company nor anyone acting on its behalf offered or sold the securities through any form of general solicitation or general advertising. The securities cannot be resold without registration under the Securities Act of 1933 as amended, (the "1933 Act"). Finally, there has been or will be placed on each stock certificate a restrictive legend stating that the securities have not been registered under the 1933 Act and sets forth the restrictions on transferability and sale of the securities.

(b) Not Applicable.

(c) The unregistered securities sold as described above were exempt from registration pursuant to Regulation S of the 1933 Act.

ITEM 6 Other Present or Proposed Offerings

None.

ITEM 7 Marketing Arrangements

(a) Not Applicable

(b) Not Applicable

ITEM 8. Relationship with Issuer of Experts Named in Offering Statement

Not Applicable.

ITEM 9. Use of a Solicitation of Interest Document

None Used.

PART II—OFFERING CIRCULAR

Financial Statement requirements, regardless of the applicable disclosure model, are specified in Part F/S of this Form 1-A.

The Commission encourages the use of management's projections of future economic performance that have a reasonable basis and are presented in an appropriate format. See Rule 175, 17 CFR 230.175.

COVER PAGE

Web 2.0 Multimedia, Corp.
(Exact name of Company as set forth in Charter)

Type of securities offered: common stock
Maximum number of securities offered: 10,000,000 shares
Minimum number of securities offered: 200,000 shares
Price per security: $0.10
Total proceeds: If maximum sold: $ 1,000,000 If minimum sold: $ 20,000
(See Questions 9 and 10)

Is a commissioned selling agent selling the securities in this offering? [ ] Yes [X] No

If yes, what percent is commission of price to public? ______%

Is there other compensation to selling agent(s)? [ ] Yes [X] No

Is there a finder's fee or similar payment to any person? [ ] Yes [X] No (See Question No. 22)

Is there an escrow of proceeds until minimum is obtained? [X] Yes [ ] No (See Question No. 26)

Is this offering limited to members of a special group, such as employees of the Company or individuals?
[X] Yes [ ] No (See Question No. 25)

Is transfer of the securities restricted? [ ] Yes [X] No (See Question No. 25)

INVESTMENT IN SMALL BUSINESSES INVOLVES A HIGH DEGREE OF RISK, AND INVESTORS SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS THEY CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. SEE QUESTION NO. 2 FOR THE **RISK FACTORS ON PAGE 7 OF THIS OFFERING** THAT MANAGEMENT BELIEVES PRESENT THE MOST SUBSTANTIAL RISKS TO AN INVESTOR IN THIS OFFERING.

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR SELLING LITERATURE. THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION.

This Company:

[ ] Has never conducted operations.
[ ] Is in the development stage.
[X] Is currently conducting operations.
[ ] Has shown a profit in the last fiscal year.
[ ] Other (Specify):

(Check at least one, as appropriate)

This offering has been registered for offer and sale in the following states: **None (State registrations to be filed in future)**

State	*State File No.*	*Effective Date*

TABLE OF CONTENTS

Page

The Company ....
Risk Factors ....
Business and Properties ....
Offering Price Factors ....
Use of Proceeds ....
Capitalization ....
Description of Securities ....
Plan of Distribution ....
Dividends, Distributions and Redemptions ....
Officers and Key Personnel of the Company ....
Directors of the Company ....
Principal Stockholders ....
Management Relationships, Transactions and Remuneration
Litigation ....
Federal Tax Aspects ....
Miscellaneous Factors ....
Financial Statements ....
Managements Discussion and Analysis of Certain Relevant Factors ....

THIS OFFERING CIRCULAR CONTAINS ALL OF THE REPRESENTATIONS BY THE COMPANY CONCERNING THIS OFFERING, AND NO PERSON SHALL MAKE DIFFERENT OR BROADER STATEMENTS THAN THOSE CONTAINED HEREIN. INVESTORS ARE CAUTIONED NOT TO RELY UPON ANY INFORMATION NOT EXPRESSLY SET FORTH IN THIS OFFERING CIRCULAR.

This Offering Circular, together with Financial Statements and other Attachments, consists of a total of **31** pages.

THE COMPANY

1. Exact corporate name: Web 2.0 Multimedia, Corp.

State and date of incorporation: Nevada, January 8, 2007

Street address of principal office: 450 Dynacraft
Las Vegas, Nevada 89148

Company Telephone Number: (702) 340-0624

Fiscal year: January (month) 31 (day)

Person(s) to contact at Company with respect to offering:

Greg Marlin

Telephone Number (if different from above): Same contact number.

RISK FACTORS

2. List in the order of importance the factors which the Company considers to be the most substantial risks to an investor in this offering in view of all facts and circumstances or which otherwise make the offering one of high risk or speculative (i. e., those factors which constitute the greatest threat that the investment will be lost in whole or in part, or not provide an adequate return).

(1) DUE TO OUR LIMITED OPERATING HISTORY, IT WILL BE DIFFICULT TO EVALUATE OUR BUSINESS.

We very recently commenced business operations. Accordingly, we have only a limited operating history upon which you can evaluate our business and prospects. An investor in our common stock must consider the risks, expenses and difficulties frequently encountered by early stage companies in new and rapidly evolving markets, including web-based entertainment. These risks and difficulties include our ability to:

- attract a larger audience of users to our web-based entertainment offerings;

- increase awareness of our brand;

- strengthen user loyalty and increase the number of registered users;

- offer compelling on-line content, services and e-commerce opportunities;

- develop affiliate relationships;

- attract a large number of advertisers who desire to reach our users;

- respond effectively to the offerings of competitive entertainment providers on the Internet;

- continue to develop and upgrade our technology; and

- attract, retain and motivate qualified personnel.

We also depend on the growing use of the Internet for advertising, commerce and communication, and on general economic conditions. Our business model is not proven. We cannot assure you that our business strategy will be successful or that we will successfully address these risks or difficulties. If we fail to address adequately any of these risks or difficulties our business would likely suffer.

(2) WE HAVE HAD LIMITED REVENUES AND IF WE DO NOT MEET OUR CENTRAL GOALS, WE WILL NOT ACHIEVE PROFITABILITY.

We have generated less than $1,000,000.00 in revenues in our first year of operations and will continue to incur net losses in subsequent periods if we cannot 1) build sustainable revenue from our web-based member-driven network sites (2) improve profitability from our production services by reducing general and administrative (particularly travel) expenses. We will need to generate substantial revenues and audience counts in order to record profitability, which may not occur. Even if we do achieve profitability, we may be unable to sustain or increase profitability on a quarterly or annual basis in the future.

(3) DIFFICULTIES IN DEVELOPING NEW AND ENHANCED CONTENT AND PRODUCTS FOR OUR WEB SITE COULD HARM OUR BUSINESS

We provide content and other features that consumers demand in order to continue to attract and retain our audience of users. We expect that competitive factors will create a continuing need for us to retain, improve and add to our content and other features. We will not only have to expend significant funds and other resources to continue to improve our network, but we must also properly anticipate and respond to consumer preferences and demands. The addition of new features will also require that we continue to improve the technology underlying our web site. These requirements are significant, and we may fail to execute on them quickly and efficiently. If we fail to expand the breadth of our offerings quickly, or these offerings fail to achieve market acceptance, our business will suffer significantly. Even if we succeed in expanding our offerings in a timely manner, this expansion may cause us to spend more on creating this content than we can charge to our customers.

We may also experience difficulties that could delay or prevent us from introducing new content and products. These difficulties may include the loss of, or inability to obtain or maintain third-party technology license agreements. Our business, results of operations and financial condition could be materially adversely affected if we experience difficulties in introducing new content and products or if these new content and products are not accepted by our users.

(4) WE FACE A RISK OF SYSTEM FAILURE THAT MAY RESULT IN REDUCED TRAFFIC, REDUCED REVENUE AND HARM TO OUR REPUTATION

Our ability to attract loyal users depends on the efficient and uninterrupted operation of our computer and communications hardware and software systems. Similarly, our ability to track, measure and report the delivery of advertisements on our site depends on the efficient and uninterrupted operation of a tracking system. These systems and operations are vulnerable to damage or interruption from human error, natural disasters, telecommunication failures, break-ins, sabotage, computer viruses, intentional acts of vandalism and similar events. Any system failure, including network, software or hardware failure, that causes an interruption in our service or a decrease in responsiveness of our web site could result in reduced traffic, reduced revenue and harm to our reputation, brand and our relations with our advertisers. Any disruption in the internet access to our web site could materially adversely affect our business, results of operations and financial condition. Our insurance policies may not adequately compensate us for any losses that we may incur because of any failures in our system or interruptions in our delivery of content. Our business, results of operations and financial condition could be materially adversely affected by any event, damage or failure that interrupts or delays our operations.

(5) FAILURE TO PROTECT OUR INTELLECTUAL, PROPERTY RIGHTS COULD HARM OUR BRAND-BUILDING EFFORTS AND ABILITY TO COMPETE EFFECTIVELY

We regard our intellectual property as critical to our success. To protect our rights to our intellectual property, we intend to rely on a combination of trademark and copyright law, trade secret protection, confidentiality agreements and other contractual arrangements with our employees, consultants, affiliate, clients, strategic partners and others. The protective steps we have taken may be inadequate to deter misappropriation of our proprietary information. We may be unable to detect the unauthorized use of, or take appropriate steps to enforce, our intellectual property rights. Effective trademark, copyright and trade secret protection may not be available in every country in which we offer or intend to offer our services.

Failure to adequately protect our intellectual property could harm our brand, devalue our proprietary content and affect our ability to compete effectively. Further, defending our intellectual property rights could result in the expenditure of significant financial and managerial resources, which could materially adversely affect our business, results of operations and financial condition.

(6) WE MAY HAVE TO DEFEND AGAINST INTELLECTUAL PROPERTY INFRINGEMENT CLAIMS, WHICH MAY CAUSE SIGNIFICANT OPERATIONAL EXPENDITURES

Other parties may assert infringement claims against us or claims that we have violated a patent or infringed a copyright, trademark or other proprietary right belonging to them. We incorporate licensed third-party technology in some of our services. In these license agreements, the licensors have generally agreed to defend, indemnify and hold us harmless with respect to any claim by a third party that the licensed software infringes any patent or other proprietary right. We cannot assure you that these provisions will be adequate to protect us from infringement claims. Any infringement claims, even if not meritorious, could result in the expenditure of significant financial and managerial resources on our part, which could materially adversely affect our business, results of operations and financial condition.

(7) OUR ABILITY TO MAINTAIN AND INCREASE OUR USER BASE DEPENDS ON THE CONTINUED GROWTH IN USE AND EFFICIENT OPERATION OF THE WEB

The web-based entertainment market is new and rapidly evolving. Our business would be materially adversely affected if web usage does not continue to grow or grows slowly. Web usage may be inhibited for a number of reasons, such as:

- inadequate network infrastructure;

- security concerns;

- inconsistent quality of service; and

- unavailability of cost-effective, high-speed access to the Internet.

Our users depend on Internet service providers, online service providers and other web site operators for access to our web site. Many of these services have experienced significant service outages in the past and could experience service outages, delays and other difficulties due to system failures unrelated to our systems. These occurrences could cause our members to perceive the web in general or our web site in particular as an unreliable medium and, therefore, cause them to use other media, which could materially adversely affect our business, results of operations and financial condition.

(8) A GENERAL DECLINE IN ONLINE ADVERTISING OR OUR INABILITY TO ADAPT TO TRENDS IN ONLINE ADVERTISING COULD HARM OUR ADVERTISING REVENUES

No standards have been widely accepted to measure the effectiveness of web advertising. If standards do not develop, existing advertisers may not continue or increase their levels of web advertising. If standards develop and we are unable to meet these standards, advertisers may not continue advertising on our site. Furthermore, advertisers that have traditionally relied upon other advertising media may be reluctant to advertise on the web. Our business, results of operations and financial condition could be materially adversely affected if the market for web advertising declines or develops more slowly than expected.

Different pricing models are used to sell advertising on the web. It is difficult to predict which, if any, will emerge as the industry standard. This uncertainty makes it difficult to project our future advertising races and revenues. We cannot assure you that we will be successful under existing or alternative pricing models that may emerge. Moreover, "filter" software programs that limit or prevent advertising from being delivered to a web user's computer are available. Widespread adoption of this software could materially adversely affect the commercial viability of web advertising, which could materially adversely affect our advertising revenues and, as a result, our business, results of operations and financial condition.

We compete with other web sites, television, radio and print media for a share of advertisers' total advertising budgets. If advertisers perceive the web in general or our web site in particular to be a limited or an ineffective advertising medium, they may be reluctant to devote a portion of their advertising budget to online advertising or to advertising on our web site.

(9) GOVERNMENT REGULATION AND LEGAL UNCERTAINTIES RELATING TO THE WEB COULD INCREASE OUR COSTS OF TRANSMITTING DATA AND INCREASE OUR LEGAL AND REGULATORY EXPENDITURES AND COULD DECREASE OUR USER BASE

Existing domestic and international laws or regulations specifically regulate communications or commerce on the web. Further, laws and regulations that address issues such as user privacy, pricing, online content regulation, taxation and the characteristics and quality of online products and services are under consideration by federal, state, local and foreign governments and agencies. Several telecommunications companies have petitioned the Federal Communications Commission to regulate Internet service providers and online services providers in a manner similar to the regulation of long distance telephone carriers and to impose access fees on such companies. This regulation, if imposed, could increase the cost of transmitting data over the web. Moreover, it may take years to determine the extent to which existing laws relating to issues such as intellectual property ownership and infringement, libel, obscenity and personal privacy are applicable to the web. The Federal Trade Commission and government agencies in certain states have been investigating certain Internet companies regarding their use of personal information. We could incur additional expenses if any new regulations regarding the use of personal information are introduced or if these agencies chose to investigate our privacy practices. Any new laws or regulations relating to the web, or certain application or interpretation of existing laws, could decrease the growth in the use of the web, decrease the demand for our web site or otherwise materially adversely affect cur business.

(10) CONCERNS ABOUT WEB SECURITY COULD REDUCE OUR ADVERTISING REVENUES, DECREASE OUR USER BASE AND INCREASE OUR WEB SECURITY EXPENDITURES

Concern about the transmission of confidential information over the Internet has been a significant barrier to electronic Commerce and communications over the web. Any well-publicized compromise of security could deter more people from using the web or from using it to conduct transactions that Involve the transmission of confidential information, such as signing up for a paid subscription or purchasing goods or services. Because many of our advertisers seek to advertise on our web site to encourage people to use the web to purchase goods or services, our business, results of operations and financial condition could be materially adversely affected if Internet users significantly reduce their use of the web because of security concerns. We may also incur significant costs to protect ourselves against the threat of security breaches or to alleviate problems caused by these breaches.

(11) CONTROL BY PRINCIPAL STOCKHOLDERS, OFFICERS AND DIRECTORS COULD ADVERSELY AFFECT OUR STOCKHOLDERS

At January 21, 2007, our officers, directors and greater-than-five-percent stockholders (and their affiliates), in the aggregate, beneficially owned approximately 100% of the outstanding common stock. As a result, these persons, acting together, will have the ability to control substantially all matters submitted to our stockholders for approval (including the election and removal of directors and any merger, consolidation or sale of all or substantially all of our assets) and to control our management and affairs. Accordingly, this concentration of ownership may have the effect of delaying, deferring or preventing a change in control of us, impeding a merger, consolidation, takeover or other business combination involving us or discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of us, which in turn could materially adversely affect the market price of the common stock.

(12) WE MAY NEED ADDITIONAL FINANCING

We can give no assurance that a sufficient level of sales will be attained by us in our operations within the foreseeable future, which will enable us to fund our business and under take our expansion plans. We may face unbudgeted costs, delays and difficulties executing our business plan, as is frequently encountered by similarly situated companies. We are aware that there may be changes in economic, regulatory or competitive conditions that may lead to increased costs. All of these factors may culminate in circumstances that could make funds generated by our operations insufficient to fund our cash requirements for the next twelve months and beyond. We may determine that it is in our best interests to expand more rapidly than currently intended, in which case we will need additional financing.

Additional financing may not be available when needed or may not be available on terms acceptable to us. If additional funds are raised by issuing equity securities, stockholders may incur dilution. If adequate financing is not available, we may be required to delay, scale back or eliminate one or more of our product development programs or otherwise limit the development and marketing of our software systems, which could materially and adversely affect our business, results of operation and financial condition.

(13) WE ARE AND WILL CONTINUE TO BE DEPENDANT UPON KEY PERSONNEL

We depend to a significant extent upon our Chairman and Chief Executive Officer, and we will depend upon new and additional senior management, technical, sales and marketing personnel. The competition for such personnel is intense. Our growth and future success will depend to a large extent on our ability to attract and retain highly qualified personnel. We do not have employment agreements with our Chairman and Chief Executive Officer. The loss of our Chief Executive Officer or the inability to hire or retain qualified personnel could have a material adverse effect upon our business and operating results. In addition, if we are unable to hire additional personnel as needed, we may not be able to adequately manage our operations or implement our plans for expansion growth. We may not be able to attract and retain the qualified personnel necessary for the development of our business.

None of our personnel is covered by an employment contract and any other officer or employee of our Company can terminate his or her relationship with us at any time. None of our employees is subject to non-competition agreements which would survive termination of employment. We do not have "key person" insurance coverage for the loss of any of our employees.

(14) OUR COMMON STOCK MAY BE SUBJECT TO PENNY STOCK RULES

Until such time as the market price of our Common Stock is sustained at a level of at least $5.00, it will be subject to the low-priced security or so-called "penny stock" rules that impose additional sales practice requirements on broker-dealers who sell such securities. For any transaction involving a penny stock the rules requires, among other things, the delivery, prior to the transaction, of a disclosure schedule required by the Securities and Exchange Commission (the "Commission") relating to the penny stock market. The broker-dealer must disclose the commissions payable to both the broker-dealer and the registered representative and current quotations for the securities. Finally, monthly statements must be sent disclosing recent price information for the penny stocks held in the customer's account. Such rules may have the effect of reducing the level of trading activity in the secondary market for our Common stock and make it more difficult for investors to sell their shares. (See "Plan of Distribution"-"Regulation of Penny Stocks")

(15) OUR INVESTORS WILL INCUR SUBSTANTIAL DILUTION.

Purchasers of our Common Stock in this Offering will incur substantial dilution as our existing shareholder acquired its shares at an average cost substantially below the price of this Offering. Further, as we may need additional financing in the future, any equity or equity-based financing such as convertible debt or preferred stock offerings will result in immediate and substantial additional reductions of ownership interests held by our then current stockholders with increased dilution.

(16) WE DO NOT INTEND TO PAY DIVIDENDS

We have never declared or paid any cash dividends on our common stock. We currently intend to retain any future earnings for funding growth and, therefore, do not expect to pay any dividends in the foreseeable future.

Note: In addition to the above risks, businesses are often subject to risks not foreseen or fully appreciated by management. In reviewing this Offering Circular potential investors should keep in mind other possible risks that could be important.

(17) GREG MARLIN, AN EXECUTIVE OFFICER OF THE COMPANY, IS ALSO AN OWNER AND EXECUTIVE OFFICER OF SEVERAL COMPANIES WHICH MAY DIRECTLY COMPETE WITH OUR BUSINESS.

Mr. Greg Marlin who serves as an executive officer of our Company is also the Chairman of a potential competitor of ours, Vupio Partners Global Corporation Ltd. ("Vupio"). Vupio has been involved in similar business of the Company and due to Mr. Marlin's interest in Vupio, he is subject to certain inherent conflicts of interest and there can be no assurances that our business and operations will not be adversely impacted as a result of these conflicts.

BUSINESS AND PROPERTIES

3. With respect to the business of the Company and its properties:

   (a) Describe in detail *what* business the Company does and proposes to do, including what product or goods are or will be produced or services that are or will be rendered.

The business is production services in the areas of video and web. It produces content such as corporate videos and weblog posts for clients that it then distributes through the web on member subscription-based websites that it designs and maintains. For the purpose of its network of websites owned or managed by the company it measures its success in terms of monthly unique visitors, overall internet reach and ranking, and total number of monthly page views. One such website is called www.2.0television.com, a site that presents videos online in a screen view that resembles a channel guide on a television set and also allows viewers to have their own profile pages, blogs, groups and contains member-to-member interactions such as messaging and friends lists.

The company is an ever-expanding network of portals and micro-sites (a small series of pages created for an advertiser that exist within a content portal) that increases in value each time a new site is added to the network and new members subscribe because they are all connected through the underlying database technology that allows subscribed members to move around the network seamlessly with the same functionality.

It is a participatory network of a new generation, a generation called Web 2.0, enlisting its audience as co-editors and co-producers of the content they view and the platform or format they view it on.

WEB 2.0 is a popular term used to describe the evolution of websites into interactive spaces where the viewers can become involved in ways that were previously unavailable. Our company has taken advantage of this by incorporating it into our corporate brand/image with the goal of having our partners and clients associate our company with a laboratory environment where the latest audience trends and technology are tested and optimized.

The company website can be found at: www.web2.0multimedia.com

The network derives its revenues from monthly channel hosting and content fees such as that of www.charity2.0television.com, part of an overall content and hosting monthly package valued at $20,000.00 per month banner and in-video advertising. When this advertising inventory is not being used by clients, the company is able to use this inventory for the purpose of advertising other sites on its network, such as www.music2.0television.com that sells music for download and where the company derives a commission on that sale.

The products and services the company offers are the following:

A) Websites and Microsites; e.g. www.charity2.0television.com
   1) Branded Channel; a place differentiated from similar sites by giving it a branded identity
   2) CPM Adevertising; advertising space being sold under the 'cost per thousand impression' format, that is a price based on a thousand user clicks
   3) Blogging; a term stemming from the less popular "web-logging" which includes text and video that contains products, destinations, and ideas that can benefit the viewers, and entertain them.
   4) Product placement; products can appear throughout our website in ad form or also within our blogging and video stories as another form of selling advertising space.

B) Consulting
   1) Web Development; the creation and/or enhancement of websites that belong to other businesses
   2) Internet TV site Development; the creation and/or enhancement of websites based on our model of web2.0televion, delivering television-style entertainment over the internet
   3) Content creation; creating web-content for other businesses which could include written web-log's and video stories/sequences.

C) Hosting
   1) Where fundamentally all of the offering for a new advertiser-sponsored site have already been built as a finished offering, with content being added by the advertiser through an administrative portal, this is described as hosting.

(b) Describe *how* these products or services are to be produced or rendered and how and when the Company intends to carry out its activities. If the Company plans to offer a new product(s), state the present stage of development, including whether or not a working prototype(s) is in existence. Indicate if completion of development of the product would require a material amount of the resources of the Company, and the estimated amount. If the Company is or is expected to be dependent upon one or a limited number of suppliers for essential raw materials, energy or other items, describe. Describe any major existing supply contracts.

Through the acquisition of a web site (www.web2.0television.com), the company also acquired approximately $110,000 in equipment assets which such as computers, software, and office equipment. $1,648.35 of domain names, were acquired along with $85,500 of archive video, and $54,000 archive web log posts. These resources allow the company to upload and create original content for the web which in-turn attracts advertisers.

Throughout 2007 the company built its production infrastructure as well as its library of computer code that could be modified and reutilized across the network of sites.

The company will also attempt to generate revenue from the following business lines: Web application development, video production and distribution which include documentaries, vignettes, vision enactments, awareness campaigns, promotional DVD's, advertising product placement, and marketing project management. These services are being provided to cater to the new generation of websites and online advertising.

The company generated $729,000.00 in revenue in 2007 from these business lines.

(c) Describe the industry in which the Company is selling or expects to sell its products or services and, where applicable, any recognized trends within that industry. Describe that part of the industry and the geographic area in which the business competes or will compete.

The industry our company exists in is online entertainment and multimedia production, which is the creation of content that can be viewed by people navigating the internet. Examples of multimedia would be online journals, photography, web design, graphic design, and video. Our goal is to reach a large audience with our content, and have that audience continually expand. With specific reference to online video consumption (video being watched by internet users), viewers are taking control of what they watch more and more. They are also viewing online content in growing numbers as sites such as www.YouTube.com have undeniably become mainstream, and where our company hosts some of our videos. In addition to building compelling sites of our own and for our customers it is increasingly becoming important to interact with other sites to get maximum exposure for a video that we have created for a client.

Indicate whether competition is or is expected to be by price, service, or other basis. Indicate (by attached table if appropriate) the current or anticipated prices or price ranges for the Company's products or services, or the formula for determining prices, and how these prices compare with those of competitors' products or services, including a description of any variations in product or service features. Name the principal competitors that the Company has or expects to have in its area of competition. Indicate the relative size and financial and market strengths of the Company's competitors in the area of competition in which the Company is or will be operating. State why the Company believes it can effectively compete with these and other companies in its area of competition.

Competition in our industry is based on popularity. The more unique viewers (different people viewing the web content, as opposed to a single person viewing multiple times) we can generate, the more revenue we can generate. The number of unique viewers in July 2007 was 63,000; and we expect this number to continue to grow in the future. This is attractive to advertisers, because unlike TV, online video advertising allows the advertisers to know precisely how many people are viewing their commercials.

With member subscription-based sites it is possible to delve deeper by asking the member for additional personal information, both at the time of sign-up and through ongoing surveys of personal interests and through monitoring of user behavior. In this way it is not only possible for advertisers to know how many people consumed their given message but also who those people were.

Thus the number of members subscribed to the network and the level of depth of knowledge known about each member affect the price at which advertisers are willing to pay to interact with these members.

Our company will also compete in terms of creative innovation, speed to market and by focusing on a select few niche areas of content themes where we can offer unique value. Our clients and partners will be using the administrative technology we have designed for them to bring online into the network interactions that they have had offline, thus growing the overall network and adding value to each client and partner in the process. An example of this administrative technology is the ability for partners or clients to create offers, invites and incentives through e-mail to bring contacts they've met to their site and have them register their member details, thus registering into the overall network.

Note: Because this Offering Circular focuses primarily on details concerning the Company rather than the industry in which the Company operates or will operate, potential investors may wish to conduct their own separate investigation of the Company's industry to obtain broader insight in assessing the Company's prospects.

(d) Describe specifically the marketing strategies the Company is employing or will employ in penetrating its market or in developing a new market. Set forth in response to Question 4 below the timing and size of the results of this effort which will be necessary in order for the Company to be profitable. Indicate how and by whom its products or services are or will be marketed (such as by advertising, personal contact by sales representatives, etc.), how its marketing structure operates or will operate and the basis of its marketing approach, including any market studies. Name any customers that account for, or based upon existing orders will account for a major portion (20% or more) of the Company's sales. Describe any major existing sales contracts.

The company is focused on the content areas of Non-Profits, Investor Relations, VIP Travel and Events, World Music, and Weddings and Funerals.

Based on revenues received as a result of this offering, the company will be launching an affiliate program, a value-added reseller program and hiring two direct sales people. The company is also planning to actively build partnerships with companies that have advertising facilities in washrooms and elevators and can build a combined offering for advertisers who want to get their message out to an audience and keep the conversation going online.

An affiliate program is one in which an offer is made to other website owners to incentivize them for a specific activity such as a new member completing a registration form. In the case of a value-added reseller program, the company is allowing an external partner to sell the company's products on its behalf with a mark-up or a commission either on its own or bundled with other products. Direct sales people will be focused on registering new clients in the Non-Profit, Investor Relations, VIP Travel and Events and Weddings and Funerals Sector. The Company has built contracts with World Music professionals and hopes to sell music online as a result of a grown member base in its network.

(e) State the backlog of written firm orders for products and/or services as of a recent date (within the last 90 days) and compare it with the backlog of a year ago from that date.

As of *12/31/07* $45,000/monthly
(a recent date)

Not Applicable

As of____/___/____ $ 0
(one year earlier)

Explain the reason for significant variations between the two figures, if any. Indicate what types and amounts of orders are included in the backlog figures. State the size of typical orders. If the Company's sales are seasonal or cyclical, explain.

There is a significant variation between figures because the company has only been operating for under a year. There are not typical order sizes as of yet since our viewer base is not stable or firmly established at this time.

(f) State the number of the Company's present employees and the number of employees it anticipates it will have within the next 12 months. Also, indicate the number by type of employee (i.e., clerical, operations, administrative, etc.) the Company will use, whether or not any of them are subject to collective bargaining agreements, and the expiration date(s) of any collective bargaining agreement(s). If the Company's employees are on strike, or have been in the past three years, or are threatening to strike, describe the dispute. Indicate any supplemental benefits or incentive arrangements the Company has or will have with its employees.

There are 3 employees, consisting of 1 management position and 2 creative positions.
The managers in addition to Mr. Marlin are as follows: Las Vegas Production Manager Mr. David Taylor.

(g) Describe generally the principal properties (such as real estate, plant and equipment, patents, etc.) that the Company owns, indicating also what properties it leases and a summary of the terms under those leases, including the amount of payments, expiration dates and the terms of any renewal options. Indicate what properties the Company intends to acquire in the immediate future, the cost of such acquisitions and the sources of financing it expects to use in obtaining these properties, whether by purchase, lease or otherwise.

The Toronto production office is leased for a one year period at CAD$2,600/month ($31,200/year), located at 58 Stewart Street #201, Toronto, Ontario, M5V 1H6. This lease is on a month to month basis.

The Las Vegas office is leased on a month-to-month basis for US$100/month, the address is listed above as the 'Head Office'.

(h) Indicate the extent to which the Company's operations depend or are expected to depend upon patents, copyrights, trade secrets, know-how or other proprietary information and the steps undertaken to secure and protect this intellectual property, including any use of confidentiality agreements, covenants-not-to-compete and the like. Summarize the principal terms and expiration dates of any significant license agreements. Indicate the amounts expended by the Company for research and development during the last fiscal year, the amount expected to be spent this year and what percentage of revenues research and development expenditures were for the last fiscal year.

The company will rely to a large degree on the know-how of the President and CEO/CFO Mr. Greg Marlin. His involvement in the online-content production field including management and strategic analysis has given him valuable insight which is extremely important to the success of the company. $ 160,000.00 is expected to be expended on research and development related to new platform testing relating to computer software which has the potential to increase our efficiency.

(i) If the Company's business, products, or properties are subject to material regulation (including environmental regulation) by federal, state, or local governmental agencies, indicates the nature and extent of regulation and its effects or potential effects upon the Company.

Currently there is no regulatory body (such as the FCC) with purview to regulate content being distributed through web television, although federal obscenity laws must be respected and complied with. These laws do not effect our company since we do not produce or intend to produce any type of pornography, or material specifically intended for mature audiences only. We do however own adult-related website domain names, which were allowed to expire. We do not have any definitive plans for the other domain names at this time.

(j) State the names of any subsidiaries of the Company, their business purposes and ownership, and indicate which are included in the Financial Statements attached hereto. If not included, or if included but not consolidated, please explain.

Web 2.0 Multimedia Corp. of Ontario Canada is a 100% owned subsidiary or our Nevada parent company. The subsidiary office is located at 1096 Queen St. W., Toronto, Ontario, M6J 1H9. All financial statements in this document are consolidated.

(k) Summarize the material events in the development of the Company (including any material mergers or acquisitions) during the past five years, or for whatever lesser period the Company has been in existence. Discuss any pending or anticipated mergers, acquisitions, spin-offs or recapitalizations. If the Company has recently undergone a stock split, stock dividend or recapitalization in anticipation of this offering, describe (and adjust historical per share figures elsewhere in this Offering Circular accordingly).

During the short history of the company, there has been the acquisition of a website (www.web2.0television.com); the company also acquired approximately $110,000 in equipment assets and existing web-log destination sites through a related party transaction.

4. (a) If the Company was not profitable during its last fiscal year, list below in chronological order the events which in management's opinion must or should occur or the milestones which in management's opinion the Company must or should reach in order for the Company to become profitable, and indicate the expected manner of occurrence or the expected method by which the Company will achieve the milestones.

Event or Milestone achievement	**Expected manner of occurrence or method of when should be accomplished**	**Date or number of months after receipt of proceeds**
(1) Build 100 monthly Fee hosting and content clients	Aggressive marketing and sales Directed towards those seeing greatest value in offering (e.g. Wedding Planners needing online video offering; VIP Hosts needing upscale online Concierge services)	6
(2)Reach 1,000,000 Active members on The network	Targeted acquisitions of smaller websites that have large member subscription bases and/or have member subscription bases that don't overlap with that already established in the network	18
(3) Reach 1,000,000 Page views per day Across network (1,000 CPM units) and average $10 per CPM unit or $10K Per day in advertising units	Grow member base through compelling content, wide base of niche portals, sites and microsites, partnerships with high-traffic offline providers such as elevator news network providers, offline targeted flyer campaigns on behalf of clients that direct people to sign-up on the network. Combination of direct advertising Sales people and advertising network (e.g. Google Adsense) Partnerships to sell advertising inventory on company network.	12

(b) State the probable consequences to the Company of delays in achieving each of the events or milestones within the above time schedule, and particularly the effect of any delays upon the Company's liquidity in view of the Company's then anticipated level of operating costs. (See Question Nos. 11 and 12)

Delays in achieving our events will directly result in a delay in revenues for the company. It could also result in a loss of interest by advertisers making our sales efforts more difficult.

Note: After reviewing the nature and timing of each event or milestone, potential investors should reflect upon whether achievement of each within the estimated time frame is realistic and should assess the consequences of delays or failure of achievement in making an investment decision.

OFFERING PRICE FACTORS

If the securities offered are common stock, or are exercisable for or convertible into common stock, the following factors may be relevant to the price at which the securities are being offered.

5. What were net, after-tax earnings for the last fiscal year? **Not Applicable.**
   (If losses, show in parenthesis.)

   Total $__________ ($____________ per share)

6. If the Company had profits, show offering price as a multiple of earnings. Adjust to reflect for any stock splits or recapitalizations, and use conversion or exercise price in lieu of offering price, if applicable. **Not Applicable.**

   Offering Price Per Share / Net After-Tax Earnings Last Year Per Share = ____________ (price/earnings multiple)

7. (a) What is the net tangible book value of the Company? (If deficit, show in parenthesis.) For this purpose, net tangible book value means total assets (exclusive of copyrights, patents, goodwill, research and development costs and similar intangible items) minus total liabilities.

   $100,450 ($ 0.01 per share)

   If the net tangible book value per share is substantially less than this offering (or exercise or conversion) price per share, explain the reasons for the variation.

   (b) State the dates on which the Company sold or otherwise issued securities during the last 12 months, the amount of such securities sold, the number of persons to whom they were sold, and relationship of such persons to the Company at the time of sale, the price at which they were sold and, if not sold for cash, a concise description of the consideration. (Exclude bank debt.)

   - Jan. 16/07 - 100,000 shares issued to Greg Marlin in exchange for $100 of services in connection with the initial incorporation of the company, including the filing and preparation of corporate documents. Greg Marlin is our President, CEO and CFO.
   - Jan. 31/07 – in connection of the related party transaction, the following shares were issued in exchange for assets: 11,000,000 shares issued to T&P Ltd., and Mercurior Glueckschwein Ltd. Greg Marlin and David Penny are the Officers and a Directors of T&P Ltd., and Mercurior Glueckschwein Ltd. The assets obtain includes computer equipment and website domains. See attached document in connection with this transaction as Exhibit No. 4.

8. (a) What percentage of the outstanding shares of the Company will the investors in this offering have? Assume exercise of outstanding options, warrants or rights and conversion of convertible securities, if the respective exercise or conversion prices are at or less than the offering price. Also assume exercise of any options, warrants or rights and conversions of any convertible securities offered in this offering.)

   If the maximum is sold: 47.4 %
   If the minimum is sold: 1.8 %

   (b) What post-offering value is management implicitly attributing to the entire Company by establishing the price per security set forth on the cover page (or exercise or conversion price if common stock is not offered)? (Total outstanding shares after offering times offering price, or exercise or conversion price if common stock is not offered.)

   If the maximum is sold: $2,110,000 *
   If the minimum is sold: $1,130,000 *

   * These values assume that the Company's capital structure would be changed to reflect any conversions of outstanding convertible securities and any use of outstanding securities as payment in the exercise of outstanding options, warrants or rights included in the calculation. The type and amount of convertible or other securities thus eliminated would be: ____0____. These values also assume an increase in cash in the Company by the amount of any cash payments that would be made upon cash exercise of options, warrants or rights included in the calculations. The amount of such cash would be: $___0____.

   (For above purposes, assume outstanding options are exercised in determining "shares" if the exercise prices are at or less than the offering price. All convertible securities, including outstanding convertible securities, shall be assumed converted and any options, warrants or rights in this offering shall be assumed exercised.)

Note: After reviewing the above, potential investors should consider whether or not the offering price (or exercise or conversion price, if applicable) for the securities is appropriate at the present stage of the Company's development.

USE OF PROCEEDS

9. (a) The following table sets forth the use of the proceeds from this offering:

	If Minimum Sold Amount 20 %	If intermediate Sold Amount 50%	75%	If Maximum Sold Amount 100 %
Total Proceeds	$ 20,000	$ 500,000	$ 750,000	$ 1,000,000
Less: Offering Expenses				
Commissions & Finders Fees	0	0	0	0
Legal & Accounting	10,000	10,000	15,000	15,000
Copying & Advertising	500	1,000	2,000	2,500
Other (Specify):	0			0
Net Proceeds	9,500	489,000	733,000	982,500
Use of Net Proceeds				
Employee Wages And Benefits	$ 0	$ 140,000	$ 220,000	$ 294,500
Operating Expenses				
-Global Brand Marketing	$8,000	$ 144,000	$ 210,000	$ 288,000
-Online Marketing	$1,500	$ 120,000	$ 180,000	$ 240,000
-Research & Development	$ 0	$ 85,000	$ 123,000	$ 160,000
Lease Payments	$ 0	0	0	0
Overdue Accounts Payable	$ 0	0	0	0
Cash Reserve	$ 0	0	0	0
Total Use of Net Proceeds	$ 9,500 100%	$489,000 100%	$733,000 100%	$982,500 100%

(b) If there is no minimum amount of proceeds that must be raised before the Company may use the proceeds of the offering, describe the order of priority in which the proceeds set forth above in the column "If Maximum Sold" will be used.

Note: After reviewing the portion of the offering allocated to the payment of offering expenses, and to the immediate payment to management and promoters of any fees, reimbursements, past salaries or similar payments, a potential investor should consider whether the remaining portion of his investment, which would be that part available for future development of the Company's business and operations, would be adequate.

10. (a) If material amounts of funds from sources other than this offering are to be used in conjunction with the proceeds from this offering, state the amounts and sources of such other funds, and whether funds are firm or contingent. If contingent, explain. **None.**

(b) If any material part of the proceeds is to be used to discharge indebtedness, describe the terms of such indebtedness, including interest rates. If the indebtedness to be discharged was incurred within the current or previous fiscal year, describe the use of proceeds of such indebtedness. **None.**

(c) If any material amount of proceeds is to be used to acquire assets, other than in the ordinary course of business, briefly describe and state the cost of the assets and other material terms of the acquisitions. If the assets are to be acquired from officers, directors, employees or principal stockholders of the Company or their associates, give the names of the persons from whom the assets are to be acquired and set forth the cost to the Company, the method followed in determining the cost, and any profit to such persons. **None.**

(d) If any amount of the proceeds is to be used to reimburse any officer, director, employee or stockholder for services already rendered, assets previously transferred, or monies loaned or advanced, or otherwise, explain: **None.**

11. Indicate whether the Company is having or anticipates having within the next 12 months any cash flow or liquidity problems and whether or not it is in default or in breach of any note, loan, lease or other indebtedness or financing arrangement requiring the Company to make payments. Indicate if a significant amount of the Company's trade payables have not been paid within the stated trade term. State whether the Company is subject to any unsatisfied judgments, liens or settlement obligations and the amounts thereof. Indicate the Company's plans to resolve any such problems.

The company does not expect to have cash flow or liquidity problems during the next 12 months.

12. Indicate whether proceeds from this offering will satisfy the Company's cash requirements for the next 12 months, and whether it will be necessary to raise additional funds. State the source of additional funds, if known.

Proceeds from this offering will not satisfy the Company's cash requirements according to our goals, however our expected revenue in conjunction with this offering are expected to be more than sufficient to satisfy our requirements. If our revenues are not as high as expected, we will delay carrying out our goals.

CAPITALIZATION

13. Indicate the capitalization of the Company as of the most recent balance sheet date (adjusted to reflect any subsequent stock splits, stock dividends, recapitalizations or refinancing) and as adjusted to reflect the sale of the minimum and maximum amount of securities in this offering and the use of the net proceeds therefrom:

	Amount Outstanding		
	As of:	As Adjusted	
	01/31/07	Minimum	Maximum
Debt:			
Short-term debt (average interest rate N/A%)	$98,185	$98,185	$98,185
Long-term debt (average interest rate N/A%)	$0	$0	$0
Total debt	$98,185	$98,185	$98,185
Stockholders equity (deficit):			
Preferred stock - par or stated value (by class of preferred in order of preferences)			
______________	$	$	$
______________	$0	$0	$0
______________	$	$	$
Common stock par or stated value	$11,100	$11,300	$21,300
Additional paid in capital	$238,498	$258,298	$1,228,498
Retained earnings (deficit)	$(117,494)	$(117,494)	$(117,494)
Total stockholders equity (deficit)	$132,104	$132,795	$1,112,795
Total Capitalization	$249,498	$250,289	$1,230,289
______________	$______	$______	$______

Number of preferred shares authorized to be outstanding: **None**

Number of Class of Preferred	Par Value Shares Authorized	Per Share
0	______	$ ______
0	______	$ ______
0	______	$ ______

Number of common shares authorized: 150,000,000 shares. Par or stated value per share, if any: $ 0.001

Number of common shares reserved to meet conversion requirements or for the issuance upon exercise of options warrants or rights: 0 shares.

DESCRIPTION OF SECURITIES

14. The securities being offered hereby are:

[X] Common Stock
[ ] Preferred or Preference Stock
[ ] Notes or Debentures
[ ] Units of two or more types of securities composed of: ______________________________
[ ] Other: ______________________________

15. These securities have:

Yes	No
[ ]	[X] Cumulative voting rights
[ ]	[X] Preemptive rights to purchase in new issues of shares
[ ]	[X] Other special voting rights
[ ]	[X] Preference as to dividends or interest
[ ]	[X] Preference upon liquidation
[ ]	[X] Other special rights or preferences (specify):

Explain:

16. Are the securities convertible? [ ] Yes [X] No
If so, state conversion price or formula
Date when conversion becomes effective: ____/___/___
Date when conversion expires: ____/___/___

17. (a) If securities are notes or other types of debt securities: **Not Applicable.**
(1) What is the interest rate? _____%
If interest rate is variable or multiple rates, describe: ______________________________

(2) What is the maturity date? ____/___/___
If serial maturity dates, describe: ______________________________

(3) Is there a mandatory sinking fund? [ ] Yes [ ] No
Describe: ______________________________

(4) Is there a trust indenture? [ ] Yes [ ] No
Name, address and telephone number of Trustee

(5) Are the securities callable or subject to redemption? [ ] Yes [ ] No
Describe, including redemption prices: ______________________________

(6) Are the securities collateralized by real or personal property? [ ] Yes [ ] No Describe: ___________

(7) If these securities are subordinated in right of payment of interest or principal, explain the terms of such subordination.

How much currently outstanding indebtedness of the Company is senior to the securities in right of payment of interest or principal? $__________________

How much indebtedness shares in right of payment on an equivalent (pari passu) basis? $___________

How much indebtedness is junior (subordinated) to the securities? $______________

(b) If notes or other types of debt securities are being offered and the Company had earnings during its last fiscal year, show the ratio of earnings to fixed charges on an actual and pro forma basis for that fiscal year. "Earnings" means pretax income from continuing operations plus fixed charges and capitalized interest. "Fixed charges" means interest (including capitalized interest), amortization of debt discount, premium and expense, preferred stock dividend requirements of majority owned subsidiary, and such portion of rental expense as can be demonstrated to be representative of the interest factor in the particular case. The pro forma ratio of earnings to fixed charges should include incremental interest expense as a result of the offering of the notes or other debt securities.

		Last Fiscal Year		
		Actual	Pro Forma	
			Minimum	Maximum
"Earnings" / "Fixed Charges"	=	________	________	________
If no earnings show "Fixed Charges" only		________	________	________

None, because the company does not offer preferred stock or debt securities.

Note: Care should be exercised in interpreting the significance of the ratio of earnings to fixed charges as a measure of the "coverage" of debt service, as the existence of earnings does not necessarily mean that the Company's liquidity at any given time will permit payment of debt service requirements to be timely made. See Question Nos. 11 and 12. See also the Financial Statements and especially the Statement of Cash Flows.

18. If securities are Preference or Preferred stock: **Not Applicable.**

Are unpaid dividends cumulative? [ ] Yes [ ] No
Are securities callable? [ ] Yes [ ] No
Explain:

Note: Attach to this Offering Circular copies or a summary of the charter, bylaw or contractual provision or document that gives rise to the rights of holders of Preferred or Preference Stock, notes or other securities being offered.

19. If securities are capital stock of any type, indicate restrictions on dividends under loan or other financing arrangements or otherwise: **Not Applicable.**

20. Current amount of assets available for payment of dividends if deficit must be first made up, show deficit in parenthesis): $____________ **Not Applicable.**

PLAN OF DISTRIBUTION

We are offering to sell up to 10,000,000 newly issued Shares at a price of $0.10 per Share. There is a required minimum of 200,000 Shares totaling $20,000, to be sold pursuant to the Offering. The Offering will begin on the date of this Offering Circular and continue until all the Shares offered are sold, or such earlier date as we determine to either amend or close the Offering. But this Offering shall terminate upon the second anniversary date of qualification of this Offering by the Commission. There is no minimum or maximum investment limits for the Offering. The Shares will be offered and sold by the officers of the Company who are regularly employed to perform corporate business activities and will not receive any commissions or remuneration therefore.

We will offer and sell the Shares. No broker-dealer has been retained, or will be retained or is under any obligation to purchase any shares.

To subscribe for Shares, each prospective investor must complete, date, execute deliver to the Company a subscription agreement and have paid the purchase price of the shares subscribed for. We have attached a copy of the subscription agreement hereto.

Investor Suitability Standards

We will only offer the Shares to "accredited investors" as defined in Section 230.501(a) of Regulation D promulgated under the Securities Act. In summary, any person or institution we reasonably believe falls within the following categories would be deemed an "accredited investor":

- a natural person whose individual net worth (or joint net worth with that person's spouse) exceeds $1,000,000;
- a natural person who had an individual income in excess of $200,000 in each of the most recent past two years or who had joint income with that person's spouse in excess of $300,000 in each of those years and who reasonably expects income at the same level in the current year;
- a corporation, partnership or trust having total assets of $5,000,000, if not formed for the specific purpose of acquiring the Shares offered herein, and if, in the case of a trust, the purchase is directed by a sophisticated purchaser as defined in rule 230.506(b)(2)(ii) under the Securities Act;
- any director or executive officer of the Company;
- any entity, including, but not limited to, a corporation or partnership in which all the equity owners are accredited investors;
- a bank, savings and loan association, insurance company or broker dealer described in paragraph (a)(1) of Section 23D 501(a) of Regulation D;
- an investment company registered under the Investment Company Act of 1940, a business development company as defined in Section 2(a)(48) thereof or a private business development company as defined in Section 202 (a)(22) of the Investment Advisors Act; or
- an employee benefit plan within the meaning of Title 1 of the Employee Retirement Security Act of 1974, if:

(a) the plan has total assets in excess of $5,000,000

(b) the investment decision is made by a plan fiduciary which is either a bank, insurance company, or registered investment advisor

(c) in the event the plan is self directed, investment decisions are made solely by persons who are "accredited investors".

The Company reserves the right to reject any subscription for any reason in its entirety or to allocate shares among prospective investors. If any subscription is rejected, funds received by the Company for such subscription will be returned to the subscriber without interest or deduction.

21. The selling agents (that is, the persons selling the securities as agent for the Company for a commission or other compensation) in this offering are: **Not Applicable.**

Name:	____________	Name:	____________
Address:	____________	Address:	____________
	____________		____________
Telephone No.:	( ) ____________	Telephone No.:	( )____________

22. Describe any compensation to selling agents or finders, including cash, securities, contracts or other consideration, in addition to the cash commission set forth as a percent of the offering price on the cover page of this Offering Circular. Also indicate whether the Company will indemnify the selling agents or finders against liabilities under the securities laws. ("Finders" are persons who for compensation act as intermediaries in obtaining selling agents or otherwise making introductions in furtherance of this offering.)

The Shares will be offered and sold by the officers of the Company who are regularly employed to perform corporate business activities and will not receive any commissions or remuneration therefore.

23. Describe any material relationships between any of the selling agents or finders and the Company or its management.
Not Applicable.

Note: After reviewing the amount of compensation to the selling agents or finders for selling the securities, and the nature of any relationship between the selling agents or finders and the Company, a potential investor should assess the extent to which it may be inappropriate to rely upon any recommendation by the selling agents or finders to buy the securities.

24. If this offering is not being made through selling agents, the names of persons at the Company through which this offering is being made:

Name:	Greg Marlin	Name:	________
Address:	38 Niagara Street #404	Address:	________
	Toronto, Ontario M5V 3X1		________
Telephone No.:	(647) 284-9094	Telephone No.: ( )________	

25. If this offering is limited to a special group, such as employees of the Company, or is limited to a certain number of individuals (as required to qualify under Subchapter S of the Internal Revenue Code) or is subject to any other limitations, describe the limitations and any restrictions on resale that apply:

Only residents of those states in which the Shares have been qualified for sale or are exempt from registration under applicable securities or Blue Sky laws may purchase Shares in this Offering. Each potential investor will be required to execute a subscription agreement, which among other things requires the potential investor to certify his or her state of residence. A potential investor who is a resident of a state other than a state in n which the Shares have been qualified for sale or are exempt from registration may request that we register the Shares in the state in which such investor resides. However, we are under no obligation to do so and may refuse any such request.

The purchasers are limited to only **accredited investors** as defined in Regulation Section 230.501(a) of Regulation D under the federal Securities Act of 1933, as amended. In summary, any person or institution we reasonably believe falls within the following categories would be deemed an "accredited investor":

- a natural person whose individual net worth (or joint net worth with that persons's spouse) exceeds $1,000,000;
- a natural person who had an individual income in excess of $200,000 in each of the most recent past two years or who had joint income with that person's spouse in excess of $300,000 in each of those years and who reasonably expects income at the same level in the current year;
- a corporation, partnership or trust having total assets of $5,000,000, if not formed for the specific purpose of acquiring the Shares offered herein, and if, in the case of a trust, the purchase is directed by a sophisticated purchaser as defined in rule 230.506(b)(2)(ii) under the Securities Act;
- any director or executive officer of the Company;
- any entity, including, but not limited to, a corporation or partnership in which all the equity owners are accredited investors;
- a bank, savings and loan association, insurance company or broker dealer described in paragraph (a)(1) or Section 23D 501(a) of Regulation D;
- an investment company registered under the Investment Company Act of 1940, a business development company as defined in Section 2(a)(48) thereof or a private business development company as defined in Section 202 (a)(22) of the Investment Advisors Act; or
- an employee benefit plan within the meaning of Title 1 of the Employee Retirement Security Act of 1974, if:

  (a) The plan has total assets in excess of $5,000,000
  (b) The investment decision is made by a plan fiduciary which is either a bank, insurance company, or registered investment advisor
  (c) In the event the plan is self directed, investment decisions are made solely by persons who are "accredited investors"

The Company reserves the right to reject any subscription for any reason in its entirety or to allocate shares among prospective investors. If any subscription is rejected, funds received by the Company for such subscription will be returned to the subscriber without interest or deduction.

Will the certificates bear a legend notifying holders of such restrictions? [ ] Yes [X] No

26. (a) Name, address and telephone number of independent bank or savings and loan association or other similar depository institution acting as escrow agent if proceeds are escrowed until minimum proceeds are raised:

Anslow & Jaclin, LLP
195 Route 9 South, Suite 204
Manalapan NJ, 07726
732 409 1212
732 577 1188 fax

(b) Date at which funds will be returned by escrow agent if minimum proceeds are not raised:

The Offering will begin on the date of this Offering Circular and continue until all the Shares offered are sold, or such earlier date as we determine to either amend or close the Offering. But this Offering shall terminate upon the second anniversary date of qualification of this Offering by the Commission.

Will interest on proceeds during escrow period be paid to investors? [ ] Yes [X] No

27. Explain the nature of any resale restrictions on presently outstanding shares, and when those restrictions will terminate, if this can be determined:

Date Issued	Type	Restriction	Date Terminated	Shares	Name
08-Jan-07	Common	Regulation S	08-Jan-08	5,600,000	Greg Marlin
08-Jan-07	Common	Regulation S	08-Jan-08	5,500,000	David Penny

Mr. Marlin's and Mr. Penny's shares are also subject to restriction rules relating to officers/directors, and owners of shares that total more than 10% of the company.

Note: Equity investors should be aware that unless the Company is able to complete a further public offering or the Company is able to be sold for cash or merged with a public company that their investment in the Company may be illiquid indefinitely.

DIVIDENDS, DISTRIBUTIONS AND REDEMPTIONS

28. If the Company has within the last five years paid dividends, made distributions upon its stock or redeemed any securities, explain how much and when: **None.**

OFFICERS AND KEY PERSONNEL OF THE COMPANY

29. Chief Executive Officer: Title: President, Chief Executive Officer, Chief Financial Officer

Name: Greg Marlin Age:32

Office Street Address: 450 Dynacraft
Las Vegas, NV 89148

Telephone No.: (647) 241-7137

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Chairman, VUPIO Partners Corporation Ltd. January 2005 –present

Managing Partner, VUPIO Partners Corp. March 2004 – present

Vice-President, Strategic Partnerships, MapFusion (client) June, 2004 – January 2005

Director of Global Accounts, CablesEdge (client) April 2004 – October 2004

Strategic Account Manager, Siemens Canada Ltd. September 2002 – March 2004

Strategic Planning Analyst, Siemens Canada Ltd., January 2002 – Sept 2002

Education (degrees, schools, and dates):

Bachelor of International Business (High Honours) – Carleton University

Management of Engineering (1-year exchange) – Technical University of Berlin

Zentrale Mittelstufe Prüfung (mit Gut bestanden) – Goethe Institute Berlin

Also a Director of the Company [X] Yes [ ] No

Indicate amount of time to be spent on Company matters if less than full time: Full Time.

30. Chief Operating Officer: Title: ______________________________

Name: ______________________________ Age: ______________

Office Street Address: Telephone No.: ( ) ________________

____

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Education (degrees, schools, and dates):

Also a Director of the Company [ ] Yes [ ] No

Indicate amount of time to be spent on Company matters if less than full time:

31. Chief Financial Officer: Title: President, Chief Executive Officer, and Chief Financial Officer

Name: Greg Marlin Age: 31

Office Street Address: 450 Dynacraft
Las Vegas, NV 89148

Telephone No.: (647) 241-7137

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Chairman, VUPIO Partners Corporation Ltd. January 2005 –present

Managing Partner, VUPIO Partners Corp. March 2004 – present

Vice-President, Strategic Partnerships, MapFusion (client) June, 2004 – January 2005

Director of Global Accounts, CablesEdge (client) April 2004 – October 2004

Strategic Account Manager, Siemens Canada Ltd. September 2002 – March 2004

Strategic Planning Analyst, Siemens Canada Ltd., January 2002 – Sept 2002

Education (degrees, schools, and dates):

Bachelor of International Business (High Honours) – Carleton University

Management of Engineering (1-year exchange) – Technical University of Berlin

Zentrale Mittelstufe Prüfung (mit Gut bestanden) – Goethe Institute Berlin

Also a Director of the Company [X] Yes [ ] No

Indicate amount of time to be spent on Company matters if less than full time:

32. Other Key Personal:

(A) Name: ______________________ Age: __________

Title: ______________________

Office Street Address: Telephone No.: ( ) __________

____

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Education (degrees, schools, and dates):

Also a Director of the Company [ ] Yes [ ] No

Indicate amount of time to be spent on Company matters if less than full time:

(B) Name: ______________________ Age: __________

Title: ______________________

Office Street Address: Telephone No.: ( ) __________

____

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Education (degrees, schools, and dates):

Also a Director of the Company [ ] Yes [ ] No

Indicate amount of time to be spent on Company matters if less than full time:

The term "key personnel" means persons such as vice presidents, production managers, sales managers, or research scientists and similar persons, who are not included above, but who make or are expected to make significant contributions to the business of the Company, whether as employees, independent contractors, consultants or otherwise.

DIRECTORS OF THE COMPANY

33. Number of Directors: 1 If Directors are not elected annually, or are elected under a voting trust or other arrangement, explain: Directors are elected annually.

34. Information concerning outside or other Directors (i.e. those not described above):

(A) Name: __________ Age: __________

Title: __________

Office Street Address: Telephone No.: ( ) __________

____

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Education (degrees, schools, and dates):

(B) Name: __________ Age: __________

Title: __________

Office Street Address: Telephone No.: ( ) __________

____

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Education (degrees, schools, and dates):

35. (a) Have any of the Officers or Directors ever worked for or managed a company (including a separate subsidiary or division of a larger enterprise) in the same business as the Company?
[X] Yes [ ] No Explain:

Greg Marlin has worked for and managed a company in the same business as the Company. From march 2004 onward, he has held a management position with VUPIO Partners Corp. which contracts to represent its clients in executive sales roles such as Vice-President, Sales.

(b) If any of the Officers, Directors or other key personnel have ever worked for or managed a company in the same business or industry as the Company or in a related business or industry, describe what precautions, if any, (including the obtaining of releases or consents from prior employers) have been taken to preclude claims by prior employers for conversion or theft of trade secrets, know-how or other proprietary information.

None.

(c) If the Company has never conducted operations or is otherwise in the development stage, indicate whether any of the Officers or Directors has ever managed any other company in the start-up or development stage and describe the circumstances, including relevant dates. **Not applicable.**

(d) If any of the Company's key personnel are not employees but are consultants or other independent contractors, state the details of their engagement by the Company. **None.**

(e) If the Company has key man life insurance policies on any of its Officers, Directors or key personnel, explain, including the names of the persons insured, the amount of insurance, whether the insurance proceeds are payable to the Company and whether there are arrangements that require the proceeds to be used to redeem securities or pay benefits to the estate of the insured person or a surviving spouse. **None.**

36. If a petition under the Bankruptcy Act or any State insolvency law was filed by or against the Company or its Officers, Directors or other key personnel, or a receiver, fiscal agent or similar officer was appointed by a court for the business or property of any such persons, or any partnership in which any of such persons was a general partner at or within the past five years, or any corporation or business association of which any such person was an

executive officer at or within the past five years, set forth below the name of such persons, and the nature and date of such actions. **None.**

Note: After reviewing the information concerning the background of the Company's Officers, Directors and other key personnel, potential investors should consider whether or not these persons have adequate background and experience to develop and operate this Company and to make it successful. In this regard, the experience and ability of management are often considered the most significant factors in the success of a business.

PRINCIPAL STOCKHOLDERS

37. **Principal owners of the Company (those** who beneficially own directly or indirectly 10% or more of the common and preferred stock presently outstanding) starting with the largest common stockholder. Include separately all common stock issuable upon conversion of convertible securities (identifying them by asterisk) and show average price per share as if conversion has occurred. Indicate by footnote if the price paid was for a consideration other than cash and the nature of any such consideration.

Class of Shares	Average Price Per Share	No. of Shares Now Held	% of Total	No. of Shares After Offerrng if All Securities Sold	% of Total
Common	$0.001	11,000,000	99.1%	11,000,000	52.1%

Name: <u>**VUPIO Partners Global Corporation Limited**</u>

Office Street Address:
Pelican House, James Street
Grand Turk, Turks and Caicos Islands

11,000,000 outstanding shares were issued to VUPIO Partners Global Corporation Limited, which is beneficially owned 50%/50% by TNP Ltd, and Mercurio & Glueckschwein Ltd, with each company holding half or 5,500,000 shares. The ownership structure of these companies is split in half (50%/50%), between Greg Marlin, and David Penny.

50% owner David Penny:
Telephone No: (416) 305 - 8652
Principal occupation: Partner, DCP Consulting

38. Number of shares beneficially owned by Officers and Directors as a group:
Before offering: 5,600,000 shares (50.5% of total outstanding)
After offering: a) Assuming maximum securities sold: 5,600,000 shares (26.5% of total outstanding)
b) Assuming minimum securities sold: 5,600,000 shares (49.5% of total outstanding)
(Assume all options exercised and all convertible securities converted.)

INSTRUCTION: If shares are held by family members, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the shares (or share in such direction or control as, for example, a co-trustee) they should be included as being "beneficially owned." An explanation of these circumstances should be set forth in a footnote to the "Number of Shares Now Held."

MANAGEMENT RELATIONSHIPS, TRANSACTIONS AND REMUNERATION

39. (a) If any of the Officers, Directors, key personnel or principal stockholders are related by blood or marriage, please describe. **None.**

(b) If the Company has made loans to or is doing business with any of its Officers, Directors, key personnel or 10% stockholders, or any of their relatives (or any entity controlled directly or indirectly by any such persons) within the last two years, or proposes to do so within the future, explain. (This includes sales or lease of goods, property or services to or from the Company, employment or stock purchase contracts, etc.) State the principal terms of any significant loans, agreements, leases, financing or other arrangements.

The initial assets owned by the company came from a related party transaction which includes $110,000 in equipment such as computers and software and office supplies, and website domain names with a value of $1,648.35, as well as intangibles which include archived video optimized for the internet valued at $85,500, and archived web-log posts valued at $54,000. The above assets were exchanged for 11,000,000 shares of common stock with a $0.001 value per share.

(c) If any of the Company's Officers, Directors, key personnel or 10% stockholders has guaranteed or co-signed any of the Company's bank debt or other obligations, including any indebtedness to be retired from the proceeds of this offering, explain and state the amounts involved. **None.**

40. (a) List all remuneration by the Company to Officers, Directors and key personnel for the last fiscal year:

	Cash	Other
Chief Executive Officer	$ 12,500./month	$________
Chief Operating Officer	$ 0	$________
Chief Accounting Officer	$ 0	$________
Key Personnel: 0		
Others:	$ 19,950/month	
Total:	$ 32,450/month	$________
Directors as a group (number of persons 1)	$ 12,500/month	$________

(b) If remuneration is expected to change or has been unpaid in prior years, explain: N/A

(c) If any employment agreements exist or are contemplated, describe: **None at this time.**

41. (a) Number of shares subject to issuance under presently outstanding stock purchase agreements, stock options, warrants or rights: 0 shares (**0** % of total shares to be outstanding after the completion of the offering if all securities sold, assuming exercise of options and conversion of convertible securities). Indicate which have been approved by shareholders. State the expiration dates, exercise prices and other basic terms for these securities:

(b) Number of common shares subject to issuance under existing stock purchase or option plans but not yet covered by outstanding purchase agreements, options or warrants: 0 shares.

(c) Describe the extent to which future stock purchase agreements, stock options, warrants or rights must be approved by shareholders. **None.**

42. If the business is highly dependent on the services of certain key personnel, describe any arrangements to assure that these persons will remain with the Company and not compete upon any termination:

There are currently no arrangements of this kind, because the company does not feel that it is necessary at this point. If for some reason we were to lose the services of Greg Marlin, our President and CEO, we would no longer be able to function as a business.

Note: After reviewing the above, potential investors should consider whether or not the compensation to management and other key personnel directly or indirectly, is reasonable in view of the present stage of the Company's development.

LITIGATION

43. Describe any past, pending or threatened litigation or administrative action which has had or may have a material effect upon the Company's business, financial condition, or operations, including any litigation or action involving the Company's Officers, Directors or other key personnel. State the names of the principal parties, the nature and current status of the matters, and amounts involved. Give an evaluation by management or counsel, to the extent feasible, of the merits of the proceedings or litigation and the potential impact on the Company's business, financial condition, or operations. **None.**

FEDERAL TAX ASPECTS

44. If the Company is an S corporation under the Internal Revenue Code of 1986, and it is anticipated that any significant tax benefits will be available to investors in this offering, indicate the nature and amount of such anticipated tax benefits and the material risks of their disallowance. Also, state the name, address and telephone number of any tax

advisor that has passed upon these tax benefits. Attach any opinion or description of the tax consequences of an investment in the securities by the tax advisor. **Not Applicable.**

Name of Tax Advisor: ____________________
Address: ____________________
Telephone No. ( ) ____-__________

Note: Potential investors are encouraged to have their own personal tax consultant contact the tax advisor to review details of the tax benefits and the extent that the benefits would be available and advantageous to the particular investor.

MISCELLANEOUS FACTORS

45. Describe any other material factors, either adverse or favorable, that will or could affect the Company or its business (for example, discuss any defaults under major contracts, any breach of bylaw provisions, etc.) or which are necessary to make any other information in this Offering Circular not misleading or incomplete. **None.**

FINANCIAL STATEMENTS

46. Provide the financial statements required by Part F/S of this Offering Circular section of Form 1-A.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF CERTAIN RELEVANT FACTORS

47. If the Company's financial statements show losses from operations, explain the causes underlying these losses and what steps the Company has taken or is taking to address these causes.

The Company's financial statements current show losses of 109,494 for the year ended January 31, 2008 mainly due to the high travel expenses incurred by the company to secure international revenues and high professional fees. The company plans to reduce the amount of travel expenses and professional fees to become profitable in the current year.

48. Describe any trends in the Company's historical operating results. Indicate any changes now occurring in the underlying economics of the industry or the Company's business which, in the opinion of Management, will have a significant impact (either favorable or adverse) upon the Company's results of operations within the next 12 months, and give a rough estimate of the probable extent of the impact, if possible.

The company increased revenues and expenses for the year ended January 31, 2008 substantially as compared to the for the year ended January 31, 2007 as the company was newly formed in January 8, 2007.

49. If the Company sells a product or products and has had significant sales during its last fiscal year, state the existing gross margin (net sales less cost of such sales as presented in accordance with generally accepted accounting principles) as a percentage of sales for the last fiscal year: ______%. What is the anticipated gross margin for next year of operations? Approximately ____ %. If this is expected to change, explain. Also, if reasonably current gross margin figures are available for the industry, indicate these figures and the source or sources from which they are obtained. **Not Applicable.**

50. Foreign sales as a percent of total sales for last fiscal year: 0 %. Domestic government sales as a percent of total domestic sales for last fiscal year: 0 %. Explain the nature of these sales, including any anticipated changes:

PART III -EXHIBITS

Item 1. Index to Exhibits

Exhibit No.:	Description of Exhibit	Page No.:
	Lease Agreements	Ex. 1
	ICAN Invoices	Ex. 2
	Subscription Agreement (Acquisition of Vupio Assets)	Ex. 3
	Opinion of Counsel	Ex. 4

SIGNATURES

Web 2.0 Multimedia Corp. has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Las Vegas, State of Nevada, on June 26, 2008.

WEB 2.0 MULTIMEDIA CORP.

By: ______________________

Greg Marlin
President, CEO, Secretary

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

By: ______________________

Greg Marlin
Director
June ___, 2008

WEB 2.0 MULTIMEDIA CORP.

31 JANUARY 2008

CONTENTS

	Page
FINANCIAL STATEMENTS	
Balance Sheet	1
Statement of Operations	2
Statement of Changes in Stockholders' Equity	3
Statement of Cash Flows	4
Notes to the Financial Statements	5 - 12

WEB 2.0 MULTIMEDIA CORP.

(A Development Stage Company)

BALANCE SHEET
Unaudited

AS AT 31 JANUARY 2008

	Note	2008	2007
ASSETS			
Current Assets			
Cash		$ 11,466	$ -
Accounts receivable		35,850	-
Long Term Assets			
Equipment	7	88,655	108,350
Intangibles	8	94,318	141,148
Total Long Term Assets		182,973	249,498
Total Assets		$ 230,289	$ 249,498
LIABILITIES AND STOCKHOLDERS' EQUITY			
Current Liabilities			
Accounts payable and accrued liabilities		$ 35,852	$ 3,000
Advances from shareholder	9	62,333	4,900
Total Current Liabilities		98,185	7,900
Stockholders' Equity			
Capital stock	10	11,100	11,100
Additional paid-in capital		238,498	238,498
Deficit accumulated during the development stage		(117,494)	(8,000)
Total Stockholders' Equity		132,104	241,598
Total Liabilities and Stockholders' Equity		$ 230,289	$ 249,498

Approved on Behalf of the Board

_________________________ Director

WEB 2.0 MULTIMEDIA CORP.

(A Development Stage Company)

STATEMENT OF OPERATIONS
Unaudited

FOR THE PERIOD FROM 8 JANUARY 2007 (DATE OF INCEPTION) TO 31 JANUARY 2008

	2008	2007
REVENUE	$ 734,869	$ -
EXPENSES		
Professional fees	280,487	6,965
Travel	261,169	-
Salaries and wages	123,280	-
Rent	33,720	-
Advertising and promotion	19,699	-
Office and general	10,245	1,035
Supplies	10,261	-
Telecommunications	5,146	-
Other operating expenses	4,631	-
Meals and entertainment	4,141	-
Vehicle	3,622	-
Interest and bank charges	1,871	-
Memberships and licences	1,448	-
Freight and delivery	214	-
Amortization of intangible assets	46,830	-
Amortization	37,599	-
	844,363	8,000
LOSS FROM OPERATIONS	(109,494)	(8,000)
	-	-
LOSS PER WEIGHTED NUMBER OF SHARES OUTSTANDING - BASIC AND DILUTED	$ (0.01)	0.00
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING - BASIC AND DILUTED	11,291,882	8,616,129

WEB 2.0 MULTIMEDIA CORP.

(A Development Stage Company)

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

Unaudited

FOR THE PERIOD FROM 8 JANUARY 2007 (DATE OF INCEPTION) TO 31 JANUARY 2008

	Shares	Common Stock	Additional Paid-in Capital	Stock issuable	Deficit Accumulated During the Development Stage	Total Stockholders' Equity
Common stock issued at inception	100,000	$ 100	$ -	$ -	$ -	$ 100
Common stock issued to acquire assets from related company	11,000,000	11,000	238,498	-	-	249,498
Net loss	-	-	-	-	(8,000)	(8,000)
BALANCE, 31 JANUARY 2007	11,100,000	$ 11,100	$ 238,498	$ -	$ (8,000)	$ 241,598
Net loss	-	$ -	$ -	$ -	$ (109,494)	$ (109,494)
BALANCE, 31 JANUARY 2008	11,100,000	$ 11,100	$ 238,498	$ -	$ (117,494)	$ 132,104

WEB 2.0 MULTIMEDIA CORP.

(A Development Stage Company)

STATEMENT OF CASH FLOWS
Unaudited

FOR THE PERIOD FROM 8 JANUARY 2007 (DATE OF INCEPTION) TO 31 JANUARY 2008

	2008	2007
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$ (109,494)	$ (8,000)
Item Adjustments to reconcile net income to net cash provided by operating activities:		
Amortization of intangible assets	46,830	-
Amortization	37,599	-
Stock issued for services	-	100
CHANGE IN ASSETS AND LIABILITIES:		
Accounts receivable	(35,850)	-
Accounts payable and accrued liabilities	32,853	3,000
NET CASH USED IN OPERATING ACTIVITIES	(28,062)	(4,900)
CASH FLOWS FROM FINANCING ACTIVITIES		
Advances from shareholder	57,432	4,900
CASH FLOWS FROM INVESTING ACTIVITIES		
Acquisition of equipment	(17,904)	-
NET INCREASE IN CASH	11,466	-
CASH, BEGINNING OF PERIOD	-	-
CASH, END OF PERIOD	$ 11,466	$ -

1. FUNCTIONAL CURRENCY

The functional currency of the company is the US dollar.

2. NATURE OF OPERATIONS

Web 2.0 Multimedia Corp. (the "Company" or "Web 2.0") was incorporated on 8 January 2007 in the State of Nevada. Web 2.0's principal business activities are media production services, online media production and through online advertising and sponsorships. The Company provides clients, corporations, and individuals a unique method of improving communications with their audiences. Specifically, Web 2.0 leverages its ability to build social networking sites (sites with member registration, profile pages, add a friend, groups, blogs, and other such features as one may find on such competitive sites such as MySpace and Facebook) and blog sites for its clients and to create content for those sites. It also leverages its equipment and expertise in video production and online distribution (airing the video online to be played online by a website visitor) to derive video production revenue. An ongoing content creation contract and various video production contracts formed the majority of the company's revenue in 2007. The Company also has its own website (www.2.0television.com) that currently acts as an advertisement of its capabilities to its clients and that in future the company hopes to build into a site large enough (in terms of number of people visiting the website daily) to earn online advertising revenue. Furthermore, the Company has at the end of the year begun to participate in the music industry through online distribution contracts to sell music at www.music2.0television.com and by undertaking to copyright and market a compilation of Kenyan hip-hop (Genge) music.

3. BASIS OF PRESENTATION

The financial statements of the Company reflect the activities of the Company and its wholly owned Canadian subsidiary Web 2.0 Multimedia Corp. All significant intercompany accounts, transactions and cash flows are eliminated on consolidation.

The Company has earned limited revenues from limited principal operations and accordingly, the Company's activities have been accounted for as those of a "Development Stage Enterprise" as set forth in Statement of Financial Accounting Standards ("SFAS") No. 7, Accounting and Reporting by Development Stage Enterprises ("SFAS No. 7 "). Among the disclosures required by SFAS No. 7 are that the Company's financial statements be identified as those of a development stage company, and that the statements of operation, stockholders' equity and cash flows disclose activity since the date of the Company's inception. In the opinion of management, all adjustments necessary for a fair statement of results for the period have been included. All such adjustments are of a normal recurring nature.

4. BUSINESS COMBINATION

On 31 January 2007, the Company entered into a subscription agreement with VUPIO Partners Global Corporation Limited ("VUPIO"). Under the terms of the agreement, Web 2.0 purchased certain equipment, contracts, and other intellectual property of VUPIO for consideration of 11,000,000 shares of common stock at an agreed upon value of $0.10 per share for a total of $1,100,000. As both companies are controlled by the same group of shareholders, this is a common control transaction and has accordingly been accounted for at cost, in the amount of $249,498. These assets are further described in note 7 and 8.

5. GOING CONCERN

The Company's financial statements are presented on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. The Company has experienced losses from operations since inception that raise substantial doubt as to its ability to continue as a going concern.

The Company's ability to continue as a going concern is contingent upon its ability to derive more profitability from its $35,000.00 per month in regular contract revenue, to increase profit-generating revenue, to get better utilization out of its assets, and/or to obtain the financing and strategic alliances necessary to attain profitable operations. Management is pursuing various sources of financing and intends to raise equity financing through a private placement with a private group of investors in the near future and has undertaken a program to reduce overhead expenses until such time as that financing can be put in place.

The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the possible inability of the Company to continue as a going concern.

6. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting policies of the Company are in accordance with United States of America generally accepted accounting principles. Outlined below are those policies considered particularly significant:

Revenue Recognition

The Company's revenue recognition policies are in compliance with Staff Accounting Bulletin ("SAB") 104. Revenue from media production services, online media production and/or from online advertising and sponsorship is recognized at the date a formal arrangement exists, the price is fixed or determinable, the services are complete, no other significant obligation of the Company exists and collectibility is reasonably assured.

Cash and Cash Equivalents

Cash and cash equivalents consist of commercial accounts and interest-bearing bank deposits and are carried at cost, which approximates current value. Items are considered to be cash equivalents if the original maturity is three months or less.

Equipment and Depreciation

Equipment is stated at cost less accumulated depreciation. Depreciation, based on the estimated useful lives of the assets, is provided using the under noted annual rates and methods:

Furniture and fixtures	20% declining balance
Computer equipment and software	30% declining balance

6. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes

The Company accounts for income taxes pursuant to SFAS No. 109, *Accounting for Income Taxes.* Deferred tax assets and liabilities are recorded for differences between the financial statements and tax basis of the assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is recorded for the amount of income tax payable or refundable for the period increased or decreased by the change in deferred tax assets and liabilities during the period.

Fair Value of Financial Instruments

The carrying value of the company's cash, prepaids, advances and accounts payable approximates fair value because of the short-term maturity of these instruments.

Earnings or Loss Per Share

The Company accounts for earnings per share pursuant to SFAS No. 128, *Earnings per Share,* which requires disclosure on the financial statements of "basic" and "diluted" earnings (loss) per share. Basic earnings (loss) per share is computed by dividing net income (loss) by the weighted average number of common shares outstanding for the year. Diluted earnings (loss) per share is computed by dividing net income (loss) by the weighted average number of common shares outstanding plus common stock equivalents (if dilutive) related to stock options and warrants for each year.

There were no dilutive financial instruments for the period ended 31 January 2008.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. These estimates are reviewed periodically, and, as adjustments become necessary, they are reported in earnings in the period in which they become known.

6. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Valuation of Long-Lived Assets

Long-lived tangible assets and definite-lived intangible assets are reviewed for possible impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. The Company uses an estimate of undiscounted future net cash flows of the assets over the remaining useful lives in determining whether the carrying value of the assets is recoverable. If the carrying values of the assets exceed the expected future cash flows of the assets, the Company recognizes an impairment loss equal to the difference between the carrying values of the assets and their estimated fair values. Impairment of long-lived assets is assessed at the lowest levels for which there are identifiable cash flows that are independent from other groups of assets. The evaluation of long-lived assets requires the Company to use estimates of future cash flows. However, actual cash flows may differ from the estimated future cash flows used in these impairment tests. At January 31, 2008, based on management's projected future cash flows, management has determined there is no impairment of the long-lived assets.

Recent Accounting Pronouncements

In June 2005, the FASB issued SFAS No. 154, *Accounting Changes and Error Corrections which changes the requirements for the accounting for and reporting of voluntary changes in accounting principle.* SFAS 154 requires retrospective application to prior periods' financial statements of changes in accounting principles, unless impracticable. SFAS 154 supersedes Accounting Principles Board Opinion No. 20, Accounting Change (APB 20), which previously required that most voluntary changes in accounting principle be recognized by including in the current period's net income the cumulative effect of changing to the new accounting principle. SFAS 154 also makes a distinction between retrospective application of an accounting principle and the restatement of financial statements to reflect correction of an error. SFAS 154 carries forward without changing the guidance contained in APB 20 for reporting the correction of an error in previously issued financial statements and a change in accounting estimate. SFAS 154 applies to voluntary changes in accounting principle that are made in fiscal years beginning after 15 December 2005. Management does not expect that the adoption of SFAS 154 will have a significant impact on the financial condition or results of operations.

In February 2006, the FASB issued SFAS No. 155, *Accounting for Certain Hybrid Financial Instruments*, which amends SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities* and SFAS No. 140, *Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities*. SFAS 155 simplifies the accounting for certain derivatives embedded in other financial instruments by allowing them to be accounted for as a whole if the holder elects to account for the whole instrument on a fair value basis. The statement also clarifies and amends certain other provisions of SFAS No. 133 and SFAS No. 140. SFAS 155 is effective for all financial instruments acquired, issued, or subject to a re-measurement event occurring in fiscal years beginning after 15 September 2006. Management does not expect that the adoption of SFAS 155 will have a significant impact on the financial condition or results of operations.

6. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

In March 2006, the FASB issued SFAS No. 156, *Accounting for Servicing of Financial Assets–an amendment to FASB Statement No. 140*. SFAS 156 requires that all separately recognized servicing rights be initially measured at fair value, if practicable. In addition, this statement permits an entity to choose between two measurement methods (amortization method or fair value measurement method) for each class of separately recognized servicing assets and liabilities. This new accounting standard is effective 1 January, 2007. Management does not expect that the adoption of SFAS 156 will have a significant impact on the financial condition or results of operations.

In June 2006, the FASB issued FASB Interpretation No. ("FIN") 48, Accounting for Uncertainty in Income Taxes, which is an interpretation of SFAS No. 109, Accounting for Income Taxes. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS No. 109 and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective for fiscal years beginning after 15 December 2006. Management believes the adoption of this pronouncement will not have a material impact on the Company's financial statements

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements*, which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS 157 is effective in fiscal years beginning after 15 November 2007. Management is currently evaluating the impact that the adoption of this statement may have on the Company's financial position and results of operations.

In December 2006, the FASB issued FASB Staff Position Emerging Issues Task Force ("FSP EITF") 00-19-2, Accounting for Registration Payment Arrangements ("FSP 00-19-2") which addresses accounting for registration payment arrangements. FSP 00-19-2 specifies that the contingent obligation to make future payments or otherwise transfer consideration under a registration payment arrangement, whether issued as a separate agreement or included as a provision of a financial instrument or other agreement, should be separately recognized and measured in accordance with FASB Statement No. 5, Accounting for Contingencies. FSP 00-19-2 further clarifies that a financial instrument subject to a registration payment arrangement should be accounted for in accordance with other applicable generally accepted accounting principles without regard to the contingent obligation to transfer consideration pursuant to the registration payment arrangement. For registration payment arrangements and financial instruments subject to those arrangements that were entered into prior to the issuance of EITF 00-19-2, this guidance is effective for financial statements issued for fiscal years beginning after 15 December 2006 and interim periods within those fiscal years. The adoption of FSP 00-19-2 is not expected to have a material impact on the Company's financial condition or results of operations

6. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities. This Statement permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. This Statement is expected to expand the use of fair value measurement, which is consistent with the Board's long-term measurement objectives for accounting for financial instruments. In addition, it is similar to a measurement choice permitted in International Financial Reporting Standards. This Statement also establishes presentation and disclosure requirements designed to facilitate comparisons between entities that choose different measurement attributes for similar types of assets and liabilities. This Statement does not affect any existing accounting literature that requires certain assets and liabilities to be carried at fair value. This Statement does not establish requirements for recognizing and measuring dividend income, interest income, or interest expense. This Statement does not eliminate disclosure requirements included in other accounting standards, including requirements for disclosures about fair value measurements included in FASB Statements No. 157, Fair Value Measurements, and No. 107, Disclosures about Fair Value of Financial Instruments. The adoption of SFAS No. 159 is not expected to have a material impact on the Company's financial condition or results of operations.

7. EQUIPMENT

	Cost	Depreciation	Net 2008	Net 2007
Furniture and fixtures	$ 2,770	$ 554	$ 2,216	$ 2,520
Computer	123,484	37,045	86,439	105,830
	$ 126,254	$ 37,599	$ 88,655	$ 108,350

8. INTANGIBLES

	Cost	Depreciation	Net 2008	Net 2007
Website domain names	$ 1,648	$ 330	$ 1,318	$ 1,648
Video archives and blog posts	139,500	46,500	93,000	139,500
	$ 141,148	$ 46,830	$ 94,318	$ 141,148

Intangibles with finite lives are amortized evenly over their useful lives. Website domain names are amortized over five years and archived video content is amortized over three years.

9. RELATED PARTY TRANSACTIONS

Related party transactions are in the normal course of operations and are recorded at amounts established and agreed between the related parties. Related party transactions not disclosed elsewhere in these financial statements are as follows:

On 31 January 2007, the Company entered into a subscription agreement with VUPIO Partners Global Corporation Limited ("VUPIO"). Under the terms of the agreement, Web 2.0 purchased certain equipment, contracts, and other intellectual property of VUPIO for consideration of 11,000,000 shares of common stock at an agreed upon value of $0.10 per share for a total of $1,100,000. As both companies are controlled by the same group of shareholders, this is a common control transaction and has accordingly been accounted for at cost, in the amount of $249,498. These assets are further described in note 7 and 8.

The advances from shareholder relate to expenses incurred on behalf of the Company, are non-interest bearing and have no specific terms for repayment.

10. CAPITAL STOCK

Authorized
150,000,000 common stock, $0.001 par value

		2008		2007
Issued				
11,100,000 common stock	$	11,100	$	11,100

On 8 January 2007, the Company issued 100,000 common stock at par value to the founder and sole director of the corporation for incorporation expenses incurred.

On 31 January 2007, the Company issued 11,000,000 shares of common stock at an agreed upon value of $0.10 per share for a total of $1,100,000 for the purchase of certain equipment, contracts, and other intellectual property. As both companies were controlled by the same group of shareholders, this is a common control transaction and has accordingly been accounted for at cost, in the amount of $249,498.

11. INCOME TAXES

The Company accounts for income taxes in accordance with SFAS No. 109, *Accounting for Income Taxes*. SFAS No. 109 prescribes the use of the liability method whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates. The effects of future changes in tax laws or rates are not anticipated.

Under SFAS No. 109 income taxes are recognized for the following: a) amount of tax payable for the current year, and b) deferred tax liabilities and assets for future tax consequences of events that have been recognized differently in the financial statements than for tax purposes.

As at 31 January 2008, there were minor differences between financial reporting and tax bases of assets and liabilities. The Company will also have tax losses available to be applied against future years' income as a result of the losses incurred. However, due to the losses incurred in the period and expected future operating results, management determined that it is more likely than not that the deferred tax asset resulting from the tax losses available for carryforward will not be realized through the reduction of future income tax payments. Accordingly a 100% valuation allowance has been recorded for deferred income tax assets.

12. SUPPLEMENTAL CASH FLOW INFORMATION

During the period ended 31 January 2008 and 2007 no interest or taxes were paid by the Company.

Metropolitan

OFFER TO LEASE

DATE : March 9, 2007

TO : Joe Dicesso
as "Landlord (Lessor)"

WE : Web 2.0 Multimedia Corp
as "Tenant (Lessee)"

Having inspected the premises, or Plans hereby Offer to Lease through Metropolitan Commercial Realty Inc., "Agent" for the Landlord and Tenant the "Leased Premises" described as:

Unit 201 on the Second Floor of approximately 2000 sq.ft.

at the Property known municipally as:

68 Stewart Street, Toronto

FOR A TERM OF : ~~[illegible]~~ ONE (1) Year
FROM : March 12, 2007 TO: March 11, 2008.

It is understood and agreed that:

Gross Rent

1.0 The Base Rent (also known as "Base Rent") shall be payable by the Tenant monthly in advance on the first day of each month during the said Term as follows:

Period	Basic Annual Rent ($)	Basic Monthly Rent ($)
Year 1	$31,200.00	$2,600.00

Tenant	Landlord
[initials]	[initials]

Rentable Area

2.0 For the purposes herein, the rentable area of the Leased Premises shall be deemed 2000 sq.ft.

Additional Rent

4.0 The Tenant shall, in addition to the Basic Rent, pay to the Landlord its pro-rated Proportionate Share (or as may be separately assessed or metered) of any <u>Increase</u> in the Property and Improvement Taxes and Operating Costs (except for structural repairs and items of a capital nature) on the property over and above these costs for the base operating year of <u>2007.</u> Without limitation to the generality of the foregoing, the Operating Costs shall include, utilities, property and other insurance, repairs and maintenance, and management; all as more fully detailed in the Landlord's Lease.

G.S.T

5.0 The Tenant shall pay for its own Federal Goods and Services Tax (G.S.T.), on all taxable goods and services.

Use of Leased Premises

6.0 The Leased Premises shall be used as <u>Loft Offices</u> and for no other business or purpose whatsoever.

Deposit

7.0 Upon acceptance, a certified cheque in the amount of <u>($5,886.00),</u> payable to Metropolitan Commercial Realty Inc., "Agent" for the Landlord, as a Deposit to be held by such Agent in Trust pending completion or other termination of this Agreement, is attached hereto to apply as a deposit on first & last months Basic Rent and plus GST.

7.1 For clarification purposes, the Tenant's Deposit is made up as follows:

First months Basic Rent		$ 2,600.00
Last months Basic Rent		$ 2,600.00
	Sub Total	$ 5,200.00
	GST 6%	$ 312.00
	Grand Total	$ 5,512.00

Tenant	Landlord
GH	[signature]

Assignment and Subletting

8.0 At any time or times during the Lease Term or any Option Term or Renewal, if any, the Tenant shall have the right to assign this Agreement or the Lease (when executed and delivered), or sublet or part with possession of the Leased Premises, subject to the prior written consent of the Landlord, which consent shall not be unreasonably or arbitrarily withheld or delayed. Notwithstanding any assignment or sublease, the Tenant and any Indemnifier shall remain fully liable for all covenants and obligations on this Lease and shall not be released from performing any of the terms, covenants and conditions of this Lease. Any assignment or subletting shall not result in any monetary or other benefit to Tenants over and above the costs associated with subletting the Premises.

Tenant's Insurance

9.0 The Tenant, at its cost, shall maintain Comprehensive General Liability Insurance in an amount of not less than $2,000,000.00 for each individual occurrence, Tenant's Legal Liability Insurance, Plate Glass Insurance (if applicable), and insurance on its inventory, furniture, fixtures, improvements, and its goods and chattels. Proof of such insurance shall be provided by the Tenant to the Landlord, annually and prior to occupancy.

Garbage Removal, Cleaning & Maintenance

10.0 The Tenant, at its cost, shall be responsible for cleaning and maintaining the interior of its Leased Premises.

Execution of the Lease

11.0 The Landlord agrees to provide the Tenant with its Lease document, <u>within Five (5) days</u> after acceptance of this Offer to Lease, completed in accordance with the terms and conditions of this Offer to Lease.

11.1 Following the receipt of the Lease and subject to reasonable amendments as may be agreed upon by the Tenant and the Landlord and their solicitors, the Lease shall be executed by the Tenant within five (5) business days following its receipt, forwarding the executed copies to the Landlord. Should the parties be unable to resolve any differences regarding the Lease within the time permitted, the Tenant and Landlord may by notice in writing to the other party, terminate the agreement

Tenant	Landlord
GM	DA

arising from acceptance of this Offer to Lease, which shall then be null and void, and the deposit returned to the Tenant without interest or deduction.

Condition of Premises

12.0 The Tenant has inspected the Leased Premises, and unless otherwise noted in this Offer to Lease, the Tenant agrees to lease the premises in "as is" condition.

Landlord's Work

13.0 The Landlord shall, at its own cost, substantially complete all the following work by March 31, 2007 unless otherwise noted;

a) Remove all garbage and debris from the Leased Premises;
b) Repair and paint all drywall walls with basic primer;
c) Ensure all electrical and plumbing is in good working condition.

Tenants Work

14.0 The Tenant may, at its own expense and with the written authorization of the Landlord, which written authorization shall not be unreasonably or arbitrarily withheld or delayed, make improvements or alterations to the Leased Premises, in accordance with all municipal bylaws and building codes.

Post-Dated Cheques

15.0 Based on a calendar year, the Tenant shall supply the Landlord with a series of post-dated cheques on account of Basic Rent and applicable GST, prior to the anniversary date of each and every year of the Lease Term.

Signage

16.0 The Tenant shall also have the right to install, at its own expense, suitable signage in the building directory board and entrance doorway to the Leased Premises. All signage shall be with the Landlord's prior written approval as to design and location and shall comply with all municipal by-laws.

Tenant	Landlord
[initials]	[initials]

Legal and Tax Advice

17.0 The parties to this Offer To Lease acknowledge that the Agent, Metropolitan Commercial Realty Inc. has recommended that they obtain advice from their Legal Counsel and from their Accountant prior to signing this document, and that no information provided by Metropolitan Commercial Realty Inc. is to be construed as expert legal or tax advice.

Landlord to Maintain

18.0 The Landlord shall maintain the building and the building mechanical systems in good repair, as would any prudent Landlord for a similar building.

Financial Information

19.0 For the purpose of accepting this Offer To Lease, the Tenant agrees and consents that the Landlord may conduct and/or cause to be conducted any credit investigations and enquiries concerning the Tenant, or procure or cause to be prepared a consumer report concerning personal or credit information respecting the Tenant. The Landlord shall treat all such information as confidential.

19.1 Upon conditional acceptance, this Offer to Lease shall be conditional for a period of Five (5) business days on the Landlord being satisfied in the sole, absolute and unfettered discretion with the financial or business standing of the Tenant. If this condition is not waived in writing by the Landlord on or before the 5th business day after acceptance, this Agreement shall be null and void, and the Deposit shall be returned in full to the Tenant.

Acceptance By Telefax

20.0 The parties agree to be bound by this Agreement if the Offer, or acceptance thereof, is received or obtained by Telefax or similar system reproducing the original, with the necessary signatures and initials, by the party, their Agent or solicitor. The Telefax may be photocopied to provide additional copies. Every Telefax shall be accompanied by a cover page giving the name, address, telephone number of the sender and the number of pages telexed. The receiver shall examine the Telefax, report any missing or illegible pages to the sender and obtain new or replacement pages from the sender.

Tenant	Landlord
[initials]	[initials]

No Representation

21.0 It is understood that there are no representations, covenants, agreements, warranties, or conditions in any way relating to the subject matter of this Offer, whether expressed or implied collateral or otherwise, except those set forth herein.

Declaration of Agency

22.0 **Dual Agency:** The parties to this transaction hereby acknowledge that the Listing Broker and Co-operating Broker are the same Firm, such that there has been, and is dual agency, the Landlord and Tenant having previously consented to such dual agency and waiving any conflict of interest or duty of confidentiality.

Tenant	Landlord
[signature]	[signature]

Irrevocable Offer Date

This Offer shall be irrevocable, by the Tenant, until 5:00 p.m., March 10th, 2007, after which time, if not accepted; this Offer shall be null and void.

Dated at Toronto this 9th day of March, 2007

SIGNED, SEALED and DELIVERED in the presence of

Witness

Web 2.0 Multimedia Corp
(Tenant)

March 9, 2007
Tenant's (Lessee's) signature Date
per: Greg Martin
I have the authority to bind the corporation

Acceptance By Landlord

Dated at Toronto this ____ day of March, 2007

The Landlord accepts the above Offer To Lease and agrees to pay Metropolitan Commercial Realty Inc., Agent, in consideration of the procuring by the Agent this Offer to Lease, the Commission of One Months Gross Rent. Upon the aforementioned date set for occupancy or upon the Tenant's signing the Lease or Offer to Lease, said Commission is then due and payable and may be deducted from the Deposit held in Trust by the Agent. The Landlord agrees to pay any outstanding balance of Commission due the Agent forthwith upon presentation of an invoice by the Agent to the Landlord. In the event that the Tenant's Deposit is forfeited, for whatever reason, then the Deposit shall be divided evenly between the Agent and the Landlord without offsets.

All amounts set out as Commission are to be paid plus applicable Federal Goods and Services Tax (G.S.T.) on such Commission.

Joe Di Gaso

Joe Di Gaso Mar. 9-07
Per: Joe Di Gaso Date

Tenant	Landlord
GM	JDG

REPRESENTATIVE OFFICE LEASE

Between

Web 2.0 Multimedia Corp.

And

CAVT Inc.

For the lease of part of 450 Dynacraft

Las Vegas NV 89148

For the purposes of communication, such as telephone, mail, fax and courier services

December 1, 2007

1. TERM OF LEASE

    a. The lease term is two (2) years commencing on December 1, 2007 and ending on November 30, 2009.

2. RENT

    a. The monthly rent shall be $100.00.

    b. Fees for telephone and fax services shall be paid at the rate of the relevant service provider.

3. PERMITTED USE

    a. Other than the use as an address and communication medium, permitted uses are for meetings and for work in conjunction with professional services contract work on the part of David Taylor.

4. EXPANDED OFFICE PRESENCE IN LAS VEGAS AREA

    a. It is understood that should Web 2.0 Multimedia Corp. expand its operations presence in the Las Vegas Area, then within six (6) months of undertaking such a new office location that Web 2.0 Multimedia Corp. would have the option of terminating this contract with two (2) months notice.

Signed this 1st Day of December by

____

David Taylor

CAVT Inc.

____

Greg J.W. Marlin

Web 2.0 Multimedia Corp.

Web 2.0 television

International Charity Association Network
2444 Danforth Avenue
Toronto ON

Web 2.0 Multimedia Corp.
3960 Howard Hughes Parkway, Suite 500
Las Vegas NV 89109

Re: Contract for Monthly Services for Blog, Charity Television, MySpace Representation

March 6, 2007

INITIAL INVOICE AMOUNT: $20,000.00

THEREAFTER MONTHLY FEE: $20,000.00

Schedule I

DELIVERABLES

1. Continually upgraded user interface on Charity2.0Television and Charity2.0Television/Blog as well as continually refreshed content.
2. Build and maintain MySpace page.

Web 2.0 television

International Charity Association Network
2444 Danforth Avenue
Toronto ON

Web 2.0 Multimedia Corp.
3960 Howard Hughes Parkway, Suite 500
Las Vegas NV 89109

Re: Contract for ICAN Representation in Kenya

June 1, 2007

DELIVERABLES

1. Represent ICAN in Kenya, through Web 2.0 Multimedia Corp. CEO acting under contract as Interim Managing Director (Consultant), ICAN Kenya, and acting as Kenya Technical Director (Consultant), ICAN Canada, with signing authority for both roles, provided that documents for signing have been thoroughly discussed previously with ICAN Executive Director.
2. Maintain relationships with governmental (e.g. Permanent Secretary, Ministry of Information and Communications) and non-governmental (e.g. Strathmore University) partners of ICAN Canada and ICAN Kenya.
3. Prepare and deliver all necessary presentations related to role.
4. Research and meet with funding partners (e.g. CIDA, World Bank) to support funding for ICAN Canada and ICAN Kenya projects.
5. Work to finalize memorandi of understanding, partnership agreements and contracts with relevant partners and authorities .

SERVICE FEES

1. In return for said services, Web 2.0 Multimedia Corp. will receive a monthly service fee of $15,000.00.

Greg J.W. Marlin
Chief Executive Officer
Web 2.0 Multimedia Corp.

Carole French
Executive Director
International Charity Association Network

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Subject: ICAN in Kenya Representation Contract
From: greg.marlin@web2.0television.com
Date: Fri, July 20, 2007 12:15 pm
To: carole@icanhelps.com
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International Charity Association Network
2444 Danforth Avenue
Toronto ON

Web 2.0 Multimedia Corp.
3960 Howard Hughes Parkway, Suite 500
Las Vegas NV 89109

Re: Invoice for 50% of Expenses incurred in Kenya and Toronto travel for NYC Crew

July 23, 2007

EXPENSE AMOUNT: $34,268.59

50% THEREOF: $17,134.29.00

International Charity Association Network
2444 Danforth Avenue
Toronto ON

Web 2.0 Multimedia Corp.
3960 Howard Hughes Parkway, Suite 500
Las Vegas NV 89109

Re: Set-up Fee for Kenya 2.0 Television

September 1, 2007

FOREIGN MARKET CHANNEL SET-UP FEE: $40,000.00

International Charity Association Network
2444 Danforth Avenue
Toronto ON

Web 2.0 Multimedia Corp.
3960 Howard Hughes Parkway, Suite 500
Las Vegas NV 89109

Re: Contract for 50% Sponsorship of Kenya 2.0 Television services October 8 – November 7, 2007

November 7, 2007

MONTHLY FEE: $10,000.00

SUBSCRIPTION AGREEMENT

This Subscription Agreement is furnished in connection with the offer of shares of common stock, par value $0.001 (the "Common Stock"), of Web 2.0 Multimedia Corp., a Nevada corporation (the "Company") in a limited offering of such shares (the "Offering") being made to the undersigned pursuant to the terms and conditions set forth in the Prospectus a Form of a Disclosure Document Regulation A of the Company dated January 31, 2007 (the "Prospectus").

ALL INFORMATION CONTAINED IN THIS SUBSCRIPTION AGREEMENT WILL BE TREATED CONFIDENTIALLY BY THE COMPANY. However, the undersigned understands that the Company may present this Subscription Agreement to such parties as it deems appropriate if called upon to establish that the proposed issuance of the Shares to the undersigned is in compliance with state requirements and is exempt from registration under Rule 504 of the Securities Act of 1933 (the "Securities Act"). Further, the undersigned understands that the Offering itself will be reported to applicable state securities regulators and the Securities and Exchange Commission (the "SEC").

1. <u>Subscription.</u> Subject to the terms and conditions of this Subscription Agreement, the undersigned hereby subscribes for and agrees to purchase 11,000,000 shares of Common Stock (the "Shares") for the contracts and internet websites listed on Schedule I and Schedule II respectively (the "Subscription"). The Undersigned will and does hereby agree to assign, convey and transfer all right and title and interest it holds and owns in and to the Contracts and Internet Websites listed on <u>Schedule</u> I <u>Schedule</u> II ("Contracts and Property") attached hereto and made a part hereof in exchange for 11,000,000 shares of restricted Common Stock of Company ("Company Shares") to be divided amongst the Shareholders of the Undersigned pro rate in proportion to their stockholdings in the Undersigned, such Company Shares to be issued at par value for the Undersigned's Contracts and Property to be exchanged for 99% of the issued and outstanding common stock of Company. The reference herein to "restricted" shares of Company's Common Stock means only that such shares are not to be registered with the Securities and Exchange Commission ("SEC") and as such are restricted shares as defined in Rule 144 promulgated by SEC. The Company Shares will, on the <u>Effective</u> Date, as hereafter defined, be delivered to the Undersigned in exchange for its Contracts and Property. The Undersigned and its stockholders represents and warrants that they will hold such Company Shares for investment purposes and not for future public distribution absent SEC registration or exemption therefrom, and agree that the shares shall be appropriately restricted.

2. <u>Acceptance of Subscription.</u> The undersigned acknowledges that the Company has the right to accept or reject this Subscription and that this Subscription shall be deemed to be accepted by the Company only when this Subscription Agreement is signed by the Company and a copy returned to the undersigned. The Company shall accept or reject the Subscription within five days of receipt of this executed Subscription Agreement or the payment for the Subscription, whichever shall be later received by the Company.

3. <u>No Regulatory Approval</u>. The undersigned acknowledges that neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities nor made any recommendation or disapproval with respect to the Shares. No shares of stock of the Company have been registered under the Securities Act of 1933 or any state securities act ("Blue Sky Laws").

4. Exemption from Registration. This Subscription to the Shares is intended to be exempt from registration under the Securities Act. The acquisition of the Shares is likewise intended to be exempt from registration under any state "Blue-Sky" law. Company is under no obligation to register the Shares on behalf of the subscriber or to assist subscriber in complying with any exemption from registration except in the states of New Jersey and, New York.

5. Stock Ownership-No Preemptive Rights. Subscriber does not have any preemptive rights or other right to acquire any additional securities which may hereafter be issued by Company and, therefore, there exists a risk that subscriber's beneficial percentage interest in the Company may be diluted.

6. Risks. SUBSCRIBER IS AWARE THAT AN INVESTMENT IN COMPANY INVOLVES SUBSTANTIAL RISKS; AND THE SUBSCRIBER HAS TAKEN FULL COGNIZANCE OF AND UNDERSTANDS ALL OF THE RISKS RELATED TO THE ACQUISITION OF THE SHARES. WITHOUT LIMITING THE GENERALITY OF THE FOREGOING, SUBSCRIBER HAS REVIEWED AND CONSIDERED THE FOLLOWING RISKS:

a. Dependence upon Company's Officers. Company's ability to perform its obligations pursuant to the Agreement and otherwise manage the business of Company in a proper manner is dependant upon the continuance of employment of certain officers and employees. Consequently, Company and its shareholders, including the undersigned, may be adversely affected by their absence from the daily operations, unless and until suitable replacements are found.

b. No Voice in Management. Shareholders of Company, including undersigned, will have no voice, per se, in matters affecting the day-to-day business and operations of Company; but, rather, those matters will be handled by the officers and directors of Company.

7. Accredited Investor Status. If applicable, the undersigned hereby represents that he, she, or it is an "accredited investor" as that term is defined in Rule 501 (a) of Regulation D promulgated by the SEC. The undersigned, or the individual representing the undersigned entity, as applicable, has initialed below each of the categories which apply to the undersigned and has furnished to the Company any requested reasonable evidence of the undersigned's status as an "accredited investor." **(Please indicate and initial all applicable categories)**

________ a natural person whose individual net worth (i.e., excess of total assets over total liabilities), inclusive of home, home furnishings and automobiles, or joint net worth with that person's spouse, at the time of his purchase of the Shares exceeds $1,000,000;

_______ a natural person who had an individual income in excess of $200,000 in each of the two most recent calendar years or joint income with that person's spouse in excess of $300,000 in each of those years and has a reasonable expectation of reaching the same income. level in the current year. Individual income is defined for this purpose as adjusted gross income as determined for federal income tax purposes under the

Internal Revenue Code (the "Code"), plus (i) any deductions for long-term capital gains under Section 1202 of the Code, (ii) any depletion deductions under Section 611, et *seq., of* the Code, (iii) any interest income excluded under Section 103 of the Code, and (iv) any partnership losses allocated to the undersigned as reported on Schedule E of Form 1040;

____X__a corporation, limited liability company, partnership, or a Massachusetts or similar business trust, which was not formed for the specific purpose of acquiring the Shares, with total assets in excess of $5,000,000;

_______a director or executive officer of the Company;

______an entity in which all of the equity owners are "accredited investors";

_______a bank as defined in Section 3(a)(2) of the Act, or any savings and loan association or other institution as defined in Section 3(a)(5)(A) of the Act whether acting in its individual or fiduciary capacity;

_______a broker or dealer registered pursuant to Section 15 of the Securities Exchange Act of 1934, as amended (the "Exchange Act");

_______an insurance company as defined in Section 2(13) of the Securities Act;

_______an investment company registered under the Investment Company Act of 1940 'or a business development company as defined in Section 2(a)(48) of such Act;

_______a Small Business Investment Company licensed by the U.S. Small Business Administration under Section 301(c) or (d) of the Small Business Investment Act of 1958;

_______a plan established and maintained by ' a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions for the benefit of its employees, if such plan has total assets in excess of $5,000,000;

_______an employee benefit plan within the meaning of the Employee Retirement Income Security Act of 1974 if the investment decision is made by a plan fiduciary, as defined in Section 3(21) of such Act, which is either a bank, savings and loan association, insurance company or registered investment adviser, or if the employee benefit plan has total assets in excess of $5,000,000 or, if a self-directed plan, with investment decisions made solely by persons that are accredited investors;

_______a private business development company as defined in Section 202(a)(22) of the Investment Advisers Act of 1940;

_______an organization described in Section 501(c)(3) of the Code, which was not formed for the specific purpose of acquiring the Shares, with total assets in excess of $5,000,000;

_______a trust, with total assets in excess of $5,000,000, which was 'not formed for the specific purpose of acquiring the Shares, whose purchase is directed by a person who has such knowledge and experience in financial and business matters that he is capable of evaluating the merits and risks of the prospective investment;

8. Representations of the Undersigned. The undersigned represents and warrants to the Company as set forth below. These representations and warranties are made as an inducement for the Company to enter into this Subscription' Agreement and, but for the making of such representations and warranties and their accuracy, the Company would not be a party hereto. The undersigned agrees that the representations and warranties shall survive the acceptance of this Subscription by the Company.

a. Documents. The undersigned, or if the undersigned is any entity, its undersigned representative, has received and read in their entirety this Subscription Agreement and each representation, warranty, and covenant set forth herein. Such person has relied upon the information contained herein and in the Prospectus and has not been furnished any other documents, literature, memorandum, or prospectus.

b. Knowledge and Experience in Business and Financial Matters. The undersigned, either individually or together with his, her, or its purchaser representative, has such knowledge and experience in business and financial matters that he, she, or it is capable of evaluating the risks of the prospective investment, and that the financial capacity of such party is of such proportion that the total cost of such person's commitment in the Shares would not be material when compared with his, her, or its total financial capacity.

c. No Advertisements. The undersigned is not entering into this Subscription Agreement as a result of or subsequent to any advertisement, article, notice, or other communication published in any newspaper, magazine, or similar media or broadcast on television or radio, or presented at any seminar or meeting.

d. Investment Communications. All communications concerning investment in the Shares made to the undersigned by the Company, or on its behalf by its duly authorized representative(s), have been made only in the state in which the undersigned has listed as his, her, or its mailing address.

e. Relationship to Company. The undersigned, either individually or, if an entity, through its representative, has a preexisting personal or business relationship with the Company or one of its officers, directors, or controlling persons, or, by reason of his or her business or financial experience (or the business or financial experience of his professional advisors who are unaffiliated with and who are not compensated. By the Company), the undersigned has the capacity to protect his, her, or its own interests in connection with the purchase of the Shares.

f. Own Account. The undersigned is acquiring the Shares for the undersigned's own account as principal, for investment purposes only, and not with a view to, or for, resale, distribution or fractionalization thereof, in whole or in part, and no other person has a direct or indirect beneficial interest in such Securities.

g. Exempt From Registration. The undersigned acknowledges that the offering and sale of the Securities is intended to be exempt from registration under the Securities Act of 1933 (the "Act") by virtue of Section 4(2) of the Act and the provisions of Regulation D thereunder. In furtherance thereof, the undersigned represents and warrants to and agrees with the Company as follows:

(i) The undersigned has the financial ability to bear the economic risk of the undersigned's investment, has adequate means for providing for the undersigned's current needs and personal or other contingencies and has no need for liquidity with respect to his investment in the Securities; and

(ii) The undersigned is an "Accredited Investor" as defined in Rule 501(a) of Regulation D and as indicated in response to paragraph 7 hereof.

h. Company Information. The undersigned:

(i) has been furnished with the Prospectus, including all exhibits thereto and any documents which may have been made available upon request, and the undersigned has carefully read the Prospectus and understands and has evaluated the risks of a purchase of the Shares, including the risks set forth under "Risk Factors" in the Prospectus, and has relied solely (except as indicated in subsections (ii) and (iii) below) on the information contained in the Prospectus;

(ii) has been given the opportunity to ask questions of, and receive answers from, the Company concerning the terms and conditions of the offering and other matters pertaining to this investment and has been given the opportunity to obtain such additional information necessary to verify the accuracy of the information contained in the Prospectus or that was otherwise provided in order for the undersigned to evaluate the merits and risks of purchasing the Shares to the extent the Company possesses such information or can acquire it without unreasonable efforts or expense, and has not been furnished any offering literature or prospectus except as mentioned herein or in the Prospectus.

(iii) has not been furnished with any oral or written representation or oral or written information in connection with the offering of the Shares which is not contained in the Prospectus. The undersigned has carefully considered and has, to the extent the undersigned believes such discussion necessary, discussed with the undersigned's professional legal, tax, accounting and financial advisors the suitability of an investment in the shares for the undersigned's particular tax and financial situation and has determined that the Shares being subscribed for by the undersigned are a suitable investment for the undersigned;

(iv) has determined that at this time the undersigned could bear a complete loss of this investment by the undersigned.

i. The undersigned is not relying on the Company or any officer, director, employee, agent, advisor, affiliate or subsidiary ("Affiliate") of the Company with respect to tax and other economic considerations involved in this investment

j. If the undersigned is a corporation, partnership, trust, estate or other entity, it is empowered, authorized and qualified to become a stockholder of the Company in the manner contemplated in the Prospectus, and the person signing this Subscription Agreement on behalf of such entity has been duly authorized by such entity to do so

k. No representations or warranties have been made to the undersigned by the Company or any Affiliate of the Company other than the statements contained in the Prospectus.

9. Representations And Warranties Of The Undersigned

The Undersigned hereby represents and warrants to the Company as follows:

9.1 Contracts. As to the Contracts set forth on Schedule I attached hereto and made a part hereof, to which Undersigned is a party or to which it or its property is subject, Undersigned is not in material default under any of the Contracts and no other party to any of said Contracts is in material default thereunder nor does there exist any condition or event which, after notice or lapse of time or both, would constitute a default by any material party to any said Contracts.

9.2 Title To Assets. Undersigned has good and marketable title to all of the website assets and properties set forth on Schedule II attached hereto and made a part hereof, free and clear of all liens, claims, charges, security interests or other encumbrances.

9.3 Assignment. The said Contracts are fully assignable under the terms and conditions thereof without the consents of the other parties to said Contracts.

9.4 Authority. The Undersigned has full power and authority to enter into this Subscription and to carry out the contemplated transactions, including but not limited to the assignment to Company of the Contracts set forth on Schedule I and the sale conveyance and transfer of the Website Assets set forth in Schedule II. The execution and delivery of the Subscription, the consummation of these transactions in accordance with the terms hereof, have been duly authorized and approved by its Board of Directors and, if required, by the shareholders of the Undersigned, and no other corporate proceedings on its part are necessary to authorize this Subscription Agreement or the contemplated transactions in accordance with the terms and conditions hereof.

10. The Undersigned agrees that the Representations and Warranties contained in paragraph 9 hereof shall survive the closing of the transactions contemplated by this Subscription Agreement.

11. Investor Information. Please provide the following information for the records of the Company, and, if applicable, its transfer agent:

Exact name in which title to securities is to be held: ____VUPIO Partners Global Corporation Limited______________

Street Address:______Pelican House, James Street _______
______Grand Turk, Turks and Caicos Islands______

Mailing Address:______same______________________________

Telephone No.: ___416 824 5947____________________________

FAX No.: ____

Social Security Number or Tax Identification Number, as applicable:
____

Manner in which title is to be held **(please check only one):**

_____ Individual

_____ Joint Tenants with Right of Survivorship

_____ Community Property

_____ Tenants in Common

__X__ Corporation/Partnership/Limited Liability Company

_____ IRA

_____ Trust/Estate/Pension or Profit Sharing Plan

_____ As a Custodian for ___________ Under the Uniform Gift to Minors Minors Act for the State of ________________________.

_____ Married with Separate Property

_____ Keogh

_____ Tenants by the Entirety

12. Miscellaneous.

a. Notices. Notices required or permitted to be given hereunder shall be in writing and shall be deemed to be sufficiently given when sent by registered or certified mail, return receipt requested, addressed as follows:

To SUBSCRIBER at:

Pelican House, James Street
Grand Turk, Turks and Caicos Islands

To COMPANY at:

3960 Howard Hughes Parkway, Suite 500
Las Vegas NV 89109

Or to such other address(es) as may be designated by notice given in accordance with the terms of this paragraph.

b. Partial Invalidity. If any provision of this Subcription Agreement or the application thereo those as to which it is held invalid or unenforceable, shall not be affected thereby; and each term, covenant, or condition of this Subscription Agreement shall be valid and enforced to the fullest extent permitted by law.

c. Governing Law; Jurisdiction.

(i) This Subscription Agreement shall be governed and construed in all respects in accordance with the laws of the State of Nevada, as such laws are applied by the Nevada courts.

(ii) Any proceedings with respect to the performance or enforcement of obligations arising under or by virtue of this Subscription and Undersign's acquisition of the Shares shall be brought in state court of competent jurisdiction in the State of Nevada, which shall be deemed vested with exclusive subject matter jurisdiction.

d. Further Assurances. Upon the effectiveness of this Subscription Agreement as provided in subparagraph e. of this paragraph 10 and from time to time thereafter, each of the parties will execute and deliver to the other party Web documents and take such action as shall be necessary or required in order to consummate the transactions contemplated by this Subscription Agreement.

e. Effective Date. This Subscription Agreement shall not take effect unless and until accepted by an authorized officer of the Company.

IN WITNESS WHEREOF, the undersigned has executed this Subscription Agreement this __31st____ day of _____January_____________2007.

If the undersigned is an INDIVIDUAL, complete the following:

Print Name of Individual

Signature of Individual

If the undersigned is a **PARTNERSHIP, CORPORATION, LIMITED LIABILITY COMPANY, TRUST**, or other entity, complete the following:

NOTE: By signing below, the individual executing this Subscription Agreement on behalf of the undersigned entity represents and warrants to the Company that (i) the entity is duly authorized to enter in to this Subscription Agreement; (ii) he or she is duly authorized to represent the entity in this Offering; and (iii) he or she is duly authorized to execute this Subscription Agreement on behalf of the entity.

VUPIO Partners Global Corporation Limited

Type or print the exact name of the Partnership, Corporation, Limited Liability Company, Trust, or other entity

Greg Marlin, Chairman

Type or print name of the individual Signing on behalf of the partnership, Corporation, limited liability company, trust or other entity

Signature of the individual signing on behalf of the partnership, corporation, limited liability company, trust or other entity

COMPANY ACCEPTANCE:

The undersigned officer of the Company, acknowledges receipt of the consideration listed in paragraph 1 above, accepts the Subscription, and agrees that the Shares shall be issued to the subscriber in accordance with the terms and conditions set forth in the Subscription Agreement.

Accepted this __31st___day of January, 2007.

____

By:___Greg Marlin________

Its___Chief Executive Officer

Schedule I

Contracts Assigned

Service	Client	Fee Structure
Blog/Branded Channel	ICAN	$16,000.00/m
Web-related Services	Furry World	As Needed

Schedule II

Website Assets and Properties

Physical Assets	
2 * IBM Laptops	$2,700.00
4 * Dell PC's w/ Monitor	$5,400.00
ComTel Technologies Call Center w/ 25 Software Licenses (seats)	$72,000.00
Dell PowerEdge 6450 Server	$4,500.00
Apple PowerMac G5 Quadcore	$5,400.00
Apple MacBook	$1,170.00
Apple Cinema HD 23" Monitor	$1,530.00
Licie 250G Harddrive	$240.00
Sony DM HS75P Monitor	$450.00
HP Media Center PC	$1,170.00
Samsung Syncmaster 151n Monitor	$405.00
HP Pavilion dv1000 laptop	$1,100.00
Compaq Rack Cabinet	$4,500.00
Canon Consumer DVR	$720.00
4 * IKEA Desks	$2,160.00
4* Office Chairs	$360.00
Various Computer Peripherals	$4,500.00
TOTAL Physical Assets	$108,350.00

Website Assets	
0adults.com	$9.99
0affiliate.com	$9.99
0affiliates.com	$9.99
0agencies.com	$9.99
0analysts.com	$9.99
0blognetwork.com	$9.99
0-blogs.com	$9.99
0broadcasting.com	$9.99
0businessdevelopment.com	$9.99
0callcenter.com	$9.99
0carinsurance.com	$9.99
0casinoaffiliate.com	$9.99
0casinoaffiliateprograms.com	$9.99
0charity.com	$9.99
0charity.org	$9.99
0chess.com	$9.99
0classifieds.com	$9.99
0classifieds.net	$9.99
0college.com	$9.99
0college.net	$9.99
0content.com	$9.99
0contextual.com	$9.99

0courses.com	$9.99
0dashboard.com	$9.99
0dashboard.net	$9.99
0dashboard.org	$9.99
0e-mail.com	$9.99
0foodbank.com	$9.99
0gamingaffiliate.com	$9.99
0gis.com	$9.99
0government.com	$9.99
0government.org	$9.99
0healthcare.com	$9.99
0helpdesk.com	$9.99
0hookups.com	$9.99
0hotties.com	$9.99
0incentives.com	$9.99
0innovation.com	$9.99
0innovations.com	$9.99
0institute.com	$9.99
0interaction.com	$9.99
0interaction.net	$9.99
0investing.com	$9.99
0learning.com	$9.99
0lovers.com	$9.99
0lovers.net	$9.99
0-media.com	$9.99
0montreal.com	$9.99
0multimedia.com	$9.99
0-myway.com	$9.99
0newspapers.com	$9.99
0onlinecollege.com	$9.99
0onlinegaming.com	$9.99
0onlinemapping.com	$9.99
0onlinemaps.com	$9.99
0onlinerealestate.com	$9.99
0partners.com	$9.99
0pokeraffiliatecom	$9.99
0productivity.com	$9.99
0salesforce.com	$9.99
0sexx.com	$9.99
0social.com	$9.99
0social.net	$9.99
0sportsaffilliate.com	$9.99
0storefront.com	$9.99
0tasking.com	$9.99
0television.com (e.g. web2.0television.com)	$9.99
0tinseltown.com	$9.99
0toronto.com	$9.99
0trading.com	$9.99
0yellowpages.com	$9.99

0yellowpages.net	$9.99
A3casino.net	$9.99
A3casino.com	$9.99
Assettrackingblog.com	$9.99
Assuranceautomobileblog.com	$9.99
Assuranceblog.com	$9.99
Autoversicherungblog.com	$9.99
Bankruptcyblognetwork.com	$9.99
Blogonblogs.net	$9.99
Businessintelligenceblognetwork.com	$9.99
Callcenteroutsourcingblog.com	$9.99
Carandtruckrentalblog.com	$9.99
Careerchangeblog.com	$9.99
Careertrainingandeductionblog.com	$9.99
Carinsurancequotesblog.com	$9.99
Cartireblog.com	$9.99
Cellphoneplanblog.com	$9.99
Cigarblognetwork.com	$9.99
Collegeonline.com	$9.99
Computerblognetwork.com	$9.99
Condoconversionsblog.com	$9.99
Contentmanagementblognetwork.com	$9.99
Creditimmobilier.com	$9.99
Dasbankblog.com	$9.99
Dascomputerblog.com	$9.99
Dashotelblog.com	$9.99
Daslaptopblog.com	$9.99
Desktopcomputerblog.com	$9.99
Digitalprintingblognetwork.com	$9.99
Dnablognetwork.com	$9.99
Domainnameregistrationblog.com	$9.99
Edielectronicdatainterchangeblog.com	$9.99
Elhotelblog.com	$9.99
Erectiledysfunctioninformationblog.com	$9.99
Euroaffiliateblog.com	$9.99
Financialplanningblognetwork.com	$9.99
Financialservicesblog.com	$9.99
Finanzierungblog.com	$9.99
Gamingdashboard.com	$9.99
Gamingdashboard.net	$9.99
Gamingpro411.com	$9.99
Hangoverremedyblog.com	$9.99
Helpdeskoutsourcingblog.com	$9.99
Hipotecasblog.com	$9.99
Homeequityloansblognetwork.com	$9.99
Hotelblognetwork.com	$9.99
Insidertiptv.com	$9.99
Ipodblognetwork.com	$9.99
Issuesofourtime.com	$9.99

Kreditkarteblog.com	$9.99
Laptopblognetwork.com	$9.99
Leadgenerationblognetwork.com	$9.99
Linuxdiscussionblog.com	$9.99
Mietwagenblog.com	$9.99
Mortgagecalculatorblognetwork.com	$9.99
Notebookcomputerblog.com	$9.99
Onlinecasinoandpokerblog.com	$9.99
Onlinecollegeanddegrees.com	$9.99
Onlinedatabackupblog.com	$9.99
Onlinemappingblog.com	$9.99
Onlinembablog.com	$9.99
Onlinerealestateblog.com	$9.99
Onlinestocksblog.com	$9.99
Onlinestocktradingblognetwork.com	$9.99
Openmediainstitute.com	$9.99
Ordinateurportable.com	$9.99
Paternitytestblog.com	$9.99
Paydaycashadvanceblog.com	$9.99
Personalinjurylawyerblognetwork.com	$9.99
Photoprintingblog.com	$9.99
Rvrentalandinsuranceblog.com	$9.99
Salesforceautomationblog.com	$9.99
Searchenginemarketingandoptimizationblog.com	$9.99
Segurochocheblog.com	$9.99
Shboard.com	$9.99
Siliconisland.net	$9.99
Siliconislandpoker.com	$9.99
Singlesignonblog.com	$9.99
Snuperblog.com	$9.99
Solicitartarjetacreditoblog.com	$9.99
Spywareremovalblog.com	$9.99
Taskmanagementblog.com	$9.99
Taxattorneylawyerblog.com	$9.99
Timeshareblognetwork.com	$9.99
Travelrewardcreditcardblog.com	$9.99
Treadmillfitnessblog.com	$9.99
Vcdashboard.com	$9.99
Venturedashboard.com	$9.99
Versicherungblog.com	$9.99
Voipserviceblog.com	$9.99
Voiptelephonyblognetwork.com	$9.99
Wohnmobilblog.com	$9.99
Workfromhomeandhomebasedbusinessesblog.com	$9.99

WEBSITE DOMAINS	$1,648.35
VALUE OF ARCHIVE VIDEO	$85,500.00
VALUE OF ARCHIVE BLOG POSTS	$54,000.00

TOTAL SCHEDULE II ASSETS $249,498.35

Anslow & Jaclin, LLP
195 Route 9 South, Suite 204
Manalapan NJ, 07726
732 409 1212
732 577 1188 fax

June 26, 2008

Board of Directors
Web 2.0 Multimedia, Corp.
3960 Howard Hughes Parkway,
Suite 500
Las Vegas, NV 89109

Ladies and Gentlemen:

You have requested our opinion as counsel for Web 2.0 Multimedia, Corp., a Nevada corporation (the "Company"), in connection with the filing of a Regulation A Statement on Form 1-A (the "Regulation A Statement"), under the Securities Act of 1933, as amended (the "Act"), and the qualification for exemption from registration under the Act with the Securities and Exchange Commission.

The Regulation A Statement relates to an offering of 10,000,000 shares of the Company's common stock.

We have examined the Regulation A Statement in the form to be filed with the Securities and Exchange Commission, the Amended and Restated Certificate of Incorporation of the Company as certified by the Secretary of State of the State of Nevada, the Bylaws and the minute books of the Company as a basis for the opinion hereafter expressed. The opinion opines upon Nevada law including the statutory provisions, all applicable provisions of the Nevada Constitution and all reported judicial decisions interpreting those laws

In addition to the above, we have also examined such other documents and records and have made such further investigations as we have deemed necessary for the purpose of rendering the opinion set forth in this letter. In making such examination, we have assumed the genuineness of all signatures, the authenticity of all documents submitted to us as originals and the conformity of authentic originals of all documents submitted to us as certified or photostat copies. As to various questions of fact material to this opinion we have relied upon statements of officers of the Company.

Based on the foregoing examination, it is our opinion, and we so advise, that the Shares currently are, and upon sale in the manner described in the Regulation A Statement will be, legally issued, fully paid and nonassessable.

This opinion is furnished solely for use in connection with the issuance of the Shares pursuant to the Regulation A Statement.

We hereby consent to the filing of this opinion as an exhibit to the Regulation A Statement.

Very truly yours,

ANSLOW& JACLIN, LLP

By: */s/ Gregg E. Jaclin*____
GREGG E. JACLIN